

CALIFORNIA ASSOCIATION OF REALTORS®

DISCLOSURE REGARDING REAL ESTATE AGENCY RELATIONSHIP

(As required by the Civil Code)
(C.A.R. Form AD, Revised 12/21)

☐ (If checked) This form is being provided in connection with a transaction for a leasehold interest exceeding one year as per Civil Code section 2079.13(j), (k), and (l).

When you enter into a discussion with a real estate agent regarding a real estate transaction, you should from the outset understand what type of agency relationship or representation you wish to have with the agent in the transaction.

SELLER'S AGENT

A Seller's agent under a listing agreement with the Seller acts as the agent for the Seller only. A Seller's agent or a subagent of that agent has the following affirmative obligations:

To the Seller: A Fiduciary duty of utmost care, integrity, honesty and loyalty in dealings with the Seller.

To the Buyer and the Seller:

(a) Diligent exercise of reasonable skill and care in performance of the agent's duties.
(b) A duty of honest and fair dealing and good faith.
(c) A duty to disclose all facts known to the agent materially affecting the value or desirability of the property that are not known to, or within the diligent attention and observation of, the parties. An agent is not obligated to reveal to either party any confidential information obtained from the other party that does not involve the affirmative duties set forth above.

BUYER'S AGENT

A Buyer's agent can, with a Buyer's consent, agree to act as agent for the Buyer only. In these situations, the agent is not the Seller's agent, even if by agreement the agent may receive compensation for services rendered, either in full or in part from the Seller. An agent acting only for a Buyer has the following affirmative obligations:

To the Buyer: A fiduciary duty of utmost care, integrity, honesty and loyalty in dealings with the Buyer.

To the Buyer and the Seller:

(a) Diligent exercise of reasonable skill and care in performance of the agent's duties.
(b) A duty of honest and fair dealing and good faith.
(c) A duty to disclose all facts known to the agent materially affecting the value or desirability of the property that are not known to, or within the diligent attention and observation of, the parties. An agent is not obligated to reveal to either party any confidential information obtained from the other party that does not involve the affirmative duties set forth above.

AGENT REPRESENTING BOTH SELLER AND BUYER

A real estate agent, either acting directly or through one or more salespersons and broker associates, can legally be the agent of both the Seller and the Buyer in a transaction, but only with the knowledge and consent of both the Seller and the Buyer.

In a dual agency situation, the agent has the following affirmative obligations to both the Seller and the Buyer:

(a) A fiduciary duty of utmost care, integrity, honesty and loyalty in the dealings with either the Seller or the Buyer.
(b) Other duties to the Seller and the Buyer as stated above in their respective sections.

In representing both Seller and Buyer, a dual agent may not, without the express permission of the respective party, disclose to the other party confidential information, including, but not limited to, facts relating to either the Buyer's or Seller's financial position, motivations, bargaining position, or other personal information that may impact price, including the Seller's willingness to accept a price less than the listing price or the Buyer's willingness to pay a price greater than the price offered.

SELLER AND BUYER RESPONSIBILITIES

Either the purchase agreement or a separate document will contain a confirmation of which agent is representing you and whether that agent is representing you exclusively in the transaction or acting as a dual agent. Please pay attention to that confirmation to make sure it accurately reflects your understanding of your agent's role.

The above duties of the agent in a real estate transaction do not relieve a Seller or Buyer from the responsibility to protect his or her own interests. You should carefully read all agreements to assure that they adequately express your understanding of the transaction. A real estate agent is a person qualified to advise about real estate. If legal or tax advice is desired, consult a competent professional.

If you are a Buyer, you have the duty to exercise reasonable care to protect yourself, including as to those facts about the property which are known to you or within your diligent attention and observation.

Both Sellers and Buyers should strongly consider obtaining tax advice from a competent professional because the federal and state tax consequences of a transaction can be complex and subject to change.

Throughout your real property transaction you may receive more than one disclosure form, depending upon the number of agents assisting in the transaction. The law requires each agent with whom you have more than a casual relationship to present you with this disclosure form. You should read its contents each time it is presented to you, considering the relationship between you and the real estate agent in your specific transaction. **This disclosure form includes the provisions of Sections 2079.13 to 2079.24, inclusive, of the Civil Code set forth on page 2. Read it carefully. I/WE ACKNOWLEDGE RECEIPT OF A COPY OF THIS DISCLOSURE AND THE PORTIONS OF THE CIVIL CODE PRINTED ON THE SECOND PAGE.**

☒ Buyer ☐ Seller ☐ Landlord ☐ Tenant DocuSigned by: Yevgeniy Davidzon as Manager 6E4067EA05E64F5... *HCO 1, LLC* Date 8/3/2022

☐ Buyer ☐ Seller ☐ Landlord ☐ Tenant ______________________ Date ________

Agent *Keller Williams La Jolla* DRE Lic. # *01932411*
Real Estate Broker (Firm)

By DocuSigned by: PATRICK MERCER 93461AC4A3F24AF... *Patrick Mercer* DRE Lic. # *01964971* Date 8/3/2022
(Salesperson or Broker-Associate, if any)

AD REVISED 12/21 (PAGE 1 OF 2)



EQUAL HOUSING OPPORTUNITY

DISCLOSURE REGARDING REAL ESTATE AGENCY RELATIONSHIP (AD PAGE 1 OF 2)

CIVIL CODE SECTIONS 2079.13 – 2079.24 (2079.16 APPEARS ON THE FRONT)

2079.13. As used in Sections 2079.7 and 2079.14 to 2079.24, inclusive, the following terms have the following meanings: **(a)** "Agent" means a person acting under provisions of Title 9 (commencing with Section 2295) in a real property transaction, and includes a person who is licensed as a real estate broker under Chapter 3 (commencing with Section 10130) of Part 1 of Division 4 of the Business and Professions Code, and under whose license a listing is executed or an offer to purchase is obtained. The agent in the real property transaction bears responsibility for that agent's salespersons or broker associates who perform as agents of the agent. When a salesperson or broker associate owes a duty to any principal, or to any buyer or seller who is not a principal, in a real property transaction, that duty is equivalent to the duty owed to that party by the broker for whom the salesperson or broker associate functions. **(b)** "Buyer" means a transferee in a real property transaction, and includes a person who executes an offer to purchase real property from a seller through an agent, or who seeks the services of an agent in more than a casual, transitory, or preliminary manner, with the object of entering into a real property transaction. "Buyer" includes vendee or lessee of real property. **(c)** "Commercial real property" means all real property in the state, except (1) single-family residential real property, (2) dwelling units made subject to Chapter 2 (commencing with Section 1940) of Title 5, (3) a mobilehome, as defined in Section 798.3, (4) vacant land, or (5) a recreational vehicle, as defined in Section 799.29. **(d)** "Dual agent" means an agent acting, either directly or through a salesperson or broker associate, as agent for both the seller and the buyer in a real property transaction. **(e)** "Listing agreement" means a written contract between a seller of real property and an agent, by which the agent has been authorized to sell the real property or to find or obtain a buyer, including rendering other services for which a real estate license is required to the seller pursuant to the terms of the agreement. **(f)** "Seller's agent" means a person who has obtained a listing of real property to act as an agent for compensation. **(g)** "Listing price" is the amount expressed in dollars specified in the listing for which the seller is willing to sell the real property through the seller's agent. **(h)** "Offering price" is the amount expressed in dollars specified in an offer to purchase for which the buyer is willing to buy the real property. **(i)** "Offer to purchase" means a written contract executed by a buyer acting through a buyer's agent that becomes the contract for the sale of the real property upon acceptance by the seller. **(j)** "Real property" means any estate specified by subdivision (1) or (2) of Section 761 in property, and includes (1) single-family residential property, (2) multiunit residential property with more than four dwelling units, (3) commercial real property, (4) vacant land, (5) a ground lease coupled with improvements, or (6) a manufactured home as defined in Section 18007 of the Health and Safety Code, or a mobilehome as defined in Section 18008 of the Health and Safety Code, when offered for sale or sold through an agent pursuant to the authority contained in Section 10131.6 of the Business and Professions Code. **(k)** "Real property transaction" means a transaction for the sale of real property in which an agent is retained by a buyer, seller, or both a buyer and seller to act in that transaction, and includes a listing or an offer to purchase. **(l)** "Sell," "sale," or "sold" refers to a transaction for the transfer of real property from the seller to the buyer and includes exchanges of real property between the seller and buyer, transactions for the creation of a real property sales contract within the meaning of Section 2985, and transactions for the creation of a leasehold exceeding one year's duration. **(m)** "Seller" means the transferor in a real property transaction and includes an owner who lists real property with an agent, whether or not a transfer results, or who receives an offer to purchase real property of which he or she is the owner from an agent on behalf of another. "Seller" includes both a vendor and a lessor of real property. **(n)** "Buyer's agent" means an agent who represents a buyer in a real property transaction.

2079.14. A seller's agent and buyer's agent shall provide the seller and buyer in a real property transaction with a copy of the disclosure form specified in Section 2079.16, and shall obtain a signed acknowledgment of receipt from that seller and buyer, except as provided in Section 2079.15, as follows: **(a)** The seller's agent, if any, shall provide the disclosure form to the seller prior to entering into the listing agreement. **(b)** The buyer's agent shall provide the disclosure form to the buyer as soon as practicable prior to execution of the buyer's offer to purchase. If the offer to purchase is not prepared by the buyer's agent, the buyer's agent shall present the disclosure form to the buyer not later than the next business day after receiving the offer to purchase from the buyer.

2079.15. In any circumstance in which the seller or buyer refuses to sign an acknowledgment of receipt pursuant to Section 2079.14, the agent shall set forth, sign, and date a written declaration of the facts of the refusal.

2079.16 Reproduced on Page 1 of this AD form.

2079.17(a) As soon as practicable, the buyer's agent shall disclose to the buyer and seller whether the agent is acting in the real property transaction as the buyer's agent, or as a dual agent representing both the buyer and the seller. This relationship shall be confirmed in the contract to purchase and sell real property or in a separate writing executed or acknowledged by the seller, the buyer, and the buyer's agent prior to or coincident with execution of that contract by the buyer and the seller, respectively. **(b)** As soon as practicable, the seller's agent shall disclose to the seller whether the seller's agent is acting in the real property transaction as the seller's agent, or as a dual agent representing both the buyer and seller. This relationship shall be confirmed in the contract to purchase and sell real property or in a separate writing executed or acknowledged by the seller and the seller's agent prior to or coincident with the execution of that contract by the seller.

CONFIRMATION: **(c)** The confirmation required by subdivisions (a) and (b) shall be in the following form:

Seller's Brokerage Firm _____ DO NOT COMPLETE. SAMPLE ONLY _____ License Number _____

Is the broker of (check one): ☐ the seller; or ☐ both the buyer and seller. (dual agent)

Seller's Agent _____ DO NOT COMPLETE. SAMPLE ONLY _____ License Number _____

Is (check one): ☐ the Seller's Agent. (salesperson or broker associate) ☐ both the Buyer's and Seller's Agent. (dual agent)

Buyer's Brokerage Firm _____ DO NOT COMPLETE. SAMPLE ONLY _____ License Number _____

Is the broker of (check one): ☐ the buyer; or ☐ both the buyer and seller. (dual agent)

Buyer's Agent _____ DO NOT COMPLETE. SAMPLE ONLY _____ License Number _____

Is (check one): ☐ the Buyer's Agent. (salesperson or broker associate) ☐ both the Buyer's and Seller's Agent. (dual agent)

(d) The disclosures and confirmation required by this section shall be in addition to the disclosure required by Section 2079.14. An agent's duty to provide disclosure and confirmation of representation in this section may be performed by a real estate salesperson or broker associate affiliated with that broker.

2079.18 (Repealed pursuant to AB-1289)

2079.19 The payment of compensation or the obligation to pay compensation to an agent by the seller or buyer is not necessarily determinative of a particular agency relationship between an agent and the seller or buyer. A listing agent and a selling agent may agree to share any compensation or commission paid, or any right to any compensation or commission for which an obligation arises as the result of a real estate transaction, and the terms of any such agreement shall not necessarily be determinative of a particular relationship.

2079.20 Nothing in this article prevents an agent from selecting, as a condition of the agent's employment, a specific form of agency relationship not specifically prohibited by this article if the requirements of Section 2079.14 and Section 2079.17 are complied with.

2079.21 **(a)** A dual agent may not, without the express permission of the seller, disclose to the buyer any confidential information obtained from the seller. **(b)** A dual agent may not, without the express permission of the buyer, disclose to the seller any confidential information obtained from the buyer. **(c)** "Confidential information" means facts relating to the client's financial position, motivations, bargaining position, or other personal information that may impact price, such as the seller is willing to accept a price less than the listing price or the buyer is willing to pay a price greater than the price offered. **(d)** This section does not alter in any way the duty or responsibility of a dual agent to any principal with respect to confidential information other than price.

2079.22 Nothing in this article precludes a seller's agent from also being a buyer's agent. If a seller or buyer in a transaction chooses to not be represented by an agent, that does not, of itself, make that agent a dual agent.

2079.23 A contract between the principal and agent may be modified or altered to change the agency relationship at any time before the performance of the act which is the object of the agency with the written consent of the parties to the agency relationship.

2079.24 Nothing in this article shall be construed to either diminish the duty of disclosure owed buyers and sellers by agents and their associate licensees, subagents, and employees or to relieve agents and their associate licensees, subagents, and employees from liability for their conduct in connection with acts governed by this article or for any breach of a fiduciary duty or a duty of disclosure.

Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the CALIFORNIA ASSOCIATION OF REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020

AD REVISED 12/21 (PAGE 2 OF 2)



DISCLOSURE REGARDING REAL ESTATE AGENCY RELATIONSHIP (AD PAGE 2 OF 2)

FAIR HOUSING & DISCRIMINATION ADVISORY
(C.A.R. Form FHDA, 6/22)

1. **EQUAL ACCESS TO HOUSING FOR ALL:** All housing in California is available to all persons. Discrimination as noted below is prohibited by law. Resources are available for those who have experienced unequal treatment under the law.

2. **FEDERAL AND STATE LAWS PROHIBIT DISCRIMINATION AGAINST IDENTIFIED PROTECTED CLASSES:**
   A. FEDERAL FAIR HOUSING ACT ("FHA") Title VIII of the Civil Rights Act; 42 U.S.C. §§ 3601-3619; Prohibits discrimination in sales, rental or financing of residential housing against persons in protected classes;
   B. CALIFORNIA FAIR EMPLOYMENT AND HOUSING ACT ("FEHA") California Government Code ("GC") §§ 12900-12996,12955; 2 California Code of Regulations ("CCR") §§ 12005-12271; Prohibits discrimination in sales, rental or financing of housing opportunity against persons in protected classes by providers of housing accommodation and financial assistance services as related to housing;
   C. CALIFORNIA UNRUH CIVIL RIGHTS ACT ("Unruh") California Civil Code ("CC") § 51; Prohibits business establishments from discriminating against, and requires full and equal accommodation, advantages, facilities, privileges, and services to persons in protected classes;
   D. AMERICANS WITH DISABILITIES ACT ("ADA") 42 U.S.C. §§ 12181-12189; Title III of the ADA prohibits discrimination based on disability in public accommodations; and
   E. OTHER FAIR HOUSING LAWS: § 504 of Rehabilitation Act of 1973 29 U.S.C. § 794; Ralph Civil Rights Act CC § 51.7.; California Disabled Persons Act; CC §§ 54-55.32; any local city or county fair housing ordinances, as applicable.

3. **POTENTIAL LEGAL REMEDIES FOR UNLAWFUL DISCRIMINATION: Violations of fair housing laws may result in monetary civil fines, injunctive relief, compensatory and/or punitive damages, and attorney fees and costs.**

4. **PROTECTED CLASSES/CHARACTERISTICS:** Whether specified in Federal or State law or both, discrimination against persons if based on that person's belonging to, association with, or perceived membership in, certain classes or categories, such as the following, is prohibited. Other classes, categories or restrictions may also apply.

Race	Color	Ancestry	National Origin	Religion
Age	Sex, Sexual Orientation	Gender, Gender Identity, Gender expression	Marital Status	Familial Status (family with a child or children under 18)
Citizenship	Immigration Status	Primary Language	Military/Veteran Status	Source of Income (e.g., Section 8 Voucher)
Medical Condition	Disability (Mental & Physical)	Genetic Information	Criminal History (non-relevant convictions)	Any arbitrary characteristic

5. **THE CALIFORNIA DEPARTMENT OF REAL ESTATE REQUIRES TRAINING AND SUPERVISION TO PREVENT HOUSING DISCRIMINATION BY REAL ESTATE LICENSEES:**
   A. California Business & Professions Code ("B&PC") § 10170.5(a)(4) requires 3 hours of training on fair housing for DRE license renewal; Real Estate Regulation § 2725(f) requires brokers who oversee salespersons to be familiar with the requirements of federal and state laws relating to the prohibition of discrimination.
   B. Violation of DRE regulations or real estate laws against housing discrimination by a real estate licensee may result in the loss or suspension of the licensee's real estate license. B&PC § 10177(l)(1); 10 CCR § 2780

6. **REALTOR® ORGANIZATIONS PROHIBIT DISCRIMINATION**: NAR Code of Ethics Article 10 prohibits discrimination in employment practices or in rendering real estate license services against any person because of race, color, religion, sex, handicap, familial status, national origin, sexual orientation, or gender identity by REALTORS®.

7. **WHO IS REQUIRED TO COMPLY WITH FAIR HOUSING LAWS?**
   Below is a non-exclusive list of providers of housing accommodations or financial assistance services as related to housing who are most likely to be encountered in a housing transaction and who must comply with fair housing laws.

   - Sellers
   - Real estate licensees
   - Mobilehome parks
   - Insurance companies
   - Landlords
   - Real estate brokerage firms
   - Homeowners Associations ("HOAs");
   - Government housing services
   - Sublessors
   - Property managers
   - Banks and Mortgage lenders
   - Appraisers

8. **EXAMPLES OF CONDUCT THAT MAY NOT BE MOTIVATED BY DISCRIMINATORY INTENT BUT COULD HAVE A DISCRIMINATORY EFFECT:**
   A. Prior to acceptance of an offer, asking for or offering buyer personal information or letters from the buyer, especially with photos. Those types of documents may inadvertently reveal, or be perceived as revealing, protected status information thereby increasing the risk of **(i)** actual or unconscious bias, and **(ii)** potential legal claims against sellers and others by prospective buyers whose offers were rejected.
   B. Refusing to rent **(i)** an upper-level unit to an elderly tenant out of concern for the tenant's ability to navigate stairs or **(ii)** a house with a pool to a person with young children out of concern for the children's safety.

9. **EXAMPLES OF UNLAWFUL OR IMPROPER CONDUCT BASED ON A PROTECTED CLASS OR CHARACTERISTIC:**
   A. Refusing to negotiate for a sale, rental or financing or otherwise make a housing opportunity unavailable; failing to present offers due to a person's protected status;
   B. Refusing or failing to show, rent, sell or finance housing; "channeling" or "steering" a prospective buyer or tenant to or away from a particular area due to that person's protected status or because of the racial, religious or ethnic composition of the neighborhood;
   C. "Blockbusting" or causing "panic selling" by inducing a listing, sale or rental based on the grounds of loss of value of property, increase in crime, or decline in school quality due to the entry or prospective entry of people in protected categories into the neighborhood;
   D. Making any statement or advertisement that indicates any preference, limitation, or discrimination;

© 2022, California Association of REALTORS®, Inc.
FHDA REVISED 6/22 (PAGE 1 OF 2)

FAIR HOUSING AND DISCRIMINATION ADVISORY (FHDA PAGE 1 OF 2)

   E.   Inquiring about protected characteristics (such as asking tenant applicants if they are married, or prospective purchasers if they have children or are planning to start a family);
   F.   Using criminal history information before otherwise affirming eligibility, and without a legally sufficient justification;
   G.   Failing to assess financial standards based on the portion of the income responsible by a tenant who receives government subsidies (such as basing an otherwise neutral rent to income ratio on the whole rent rather than just the part of rent that is the tenant's responsibility);
   H.   Denying a home loan or homeowner's insurance;
   I.   Offering inferior terms, conditions, privileges, facilities or services;
   J.   Using different qualification criteria or procedures for sale or rental of housing such as income standards, application requirements, application fees, credit analyses, sale or rental approval procedures or other requirements;
   K.   Harassing a person;
   L.   Taking an adverse action based on protected characteristics;
   M.   Refusing to permit a reasonable modification to the premises, as requested by a person with a disability (such as refusing to allow a wheelchair bound tenant to install, at their expense, a ramp over front or rear steps, or refusing to allow a physically disabled tenant from installing, at their own expense, grab bars in a shower or bathtub);
   N.   Refusing to make reasonable accommodation in policies, rules, practices, or services for a person with a disability (such as the following, if an actual or prospective tenant with a disability has a service animal or support animal):
      (i)   Failing to allow that person to keep the service animal or emotional support animal in rental property,
      (ii)   Charging that person higher rent or increased security deposit, or
      (iii) Failing to show rental or sale property to that person who is accompanied by the service animal or support animal, and;
   O.   Retaliating for asserting rights under fair housing laws.

10. EXAMPLES OF POSITIVE PRACTICES:
   A.   Real estate licensees working with buyers or tenants should apply the same objective property selection criteria, such as location/neighborhood, property features, and price range and other considerations, to all prospects.
   B.   Real estate licensees should provide complete and objective information to all clients based on the client's selection criteria.
   C.   Real estate licensees should provide the same professional courtesy in responding to inquiries, sharing of information and offers of assistance to all clients and prospects.
   D.   Housing providers should not make any statement or advertisement that directly or indirectly implies preference, limitation, or discrimination regarding any protected characteristic (such as "no children" or "English-speakers only").
   E.   Housing providers should use a selection process relying on objective information about a prospective buyer's offer or tenant's application and not seek any information that may disclose any protected characteristics (such as using a summary document, e.g. C.A.R. Form SUM-MO, to compare multiple offers on objective terms).

11. FAIR HOUSING RESOURCES: If you have questions about your obligations or rights under the Fair Housing laws, or you think you have been discriminated against, you may want to contact one or more of the sources listed below to discuss what you can do about it, and whether the resource is able to assist you.
   A.   Federal: **https://www.hud.gov/program_offices/fair_housing_equal_opp**
   B.   State: **https://www.dfeh.ca.gov/housing/**
   C.   Local: local Fair Housing Council office (non-profit, free service)
   D.   DRE: **https://www.dre.ca.gov/Consumers/FileComplaint.html**
   E.   Local Association of REALTORS®. List available at: **https://www.car.org/en/contactus/rosters/localassociationroster**.
   F.   Any qualified California fair housing attorney, or if applicable, landlord-tenant attorney.

12. LIMITED EXCEPTIONS TO FAIR HOUSING REQUIREMENTS: No person should rely on any exception below without first seeking legal advice about whether the exception applies to their situation. Real estate licensees are not qualified to provide advice on the application of these exceptions.
   A.   Legally compliant senior housing is exempt from FHA, FEHA and Unruh as related to age or familial status only;
   B.   An owner of a single-family residence who resides at the property with one lodger may be exempt from FEHA for rental purposes, PROVIDED **no real estate licensee is involved** in the rental;
   C.   An owner of a single-family residence may be exempt from FHA for sale or rental purposes, PROVIDED **(i) no real estate licensee is involved** in the sale or rental and **(ii)** no discriminatory advertising is used, and **(iii)** the owner owns no more than three single-family residences. Other restrictions apply;
   D.   An owner of residential property with one to four units who resides at the property, may be exempt from FHA for rental purposes, PROVIDED **no real estate licensee is involved** in the rental; and
   E.   Both FHA and FEHA do not apply to roommate situations. See, *Fair Housing Council v Roommate.com LLC*, 666 F.3d 1216 (2019).
   F.   Since both the 14th Amendment of the U.S. Constitution and the Civil Rights Act of 1866 prohibit discrimination based on race; the FHA and FEHA exemptions do not extend to discrimination based on race.

Buyer/Tenant and Seller/Landlord have read, understand and acknowledge receipt of a copy of this Fair Housing & Discrimination Advisory.

Buyer/Tenant *Yevgeniy Davidzon as Manager* 6E4067EA05E64F5...	*HCO 1, LLC*	Date 8/3/2022
Buyer/Tenant		Date
Seller/Landlord	*Dwell West Homes LLC*	Date
Seller/Landlord		Date

Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the CALIFORNIA ASSOCIATION OF REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020

FHDA REVISED 6/22 (PAGE 2 OF 2)

EQUAL HOUSING OPPORTUNITY



CALIFORNIA ASSOCIATION OF REALTORS®

POSSIBLE REPRESENTATION OF MORE THAN ONE BUYER OR SELLER - DISCLOSURE AND CONSENT

(C.A.R. Form PRBS, Revised 12/21)

A real estate broker (Broker), whether a corporation, partnership or sole proprietorship, may represent more than one buyer or seller. This multiple representation can occur through an individual licensed as a broker or salesperson or through different individual broker's or salespersons (associate licensees) acting under the Broker's license. The associate licensees may be working out of the same or different office locations.

Multiple Buyers: Broker (individually or through its associate licensees) may be working with many prospective buyers at the same time. These prospective buyers may have an interest in, and make offers on, the same properties. Some of these properties may be listed with Broker and some may not. Broker will not limit or restrict any particular buyer from making an offer on any particular property whether or not Broker represents other buyers interested in the same property.

Multiple Sellers: Broker (individually or through its associate licensees) may have listings on many properties at the same time. As a result, Broker will attempt to find buyers for each of those listed properties. Some listed properties may appeal to the same prospective buyers. Some properties may attract more prospective buyers than others. Some of these prospective buyers may be represented by Broker and some may not. Broker will market all listed properties to all prospective buyers whether or not Broker has another or other listed properties that may appeal to the same prospective buyers.

Dual Agency: If Seller is represented by Broker, Seller acknowledges that broker may represent prospective buyers of Seller's property and consents to Broker acting as a dual agent for both seller and buyer in that transaction. If Buyer is represented by Broker, buyer acknowledges that Broker may represent sellers of property that Buyer is interested in acquiring and consents to Broker acting as a dual agent for both buyer and seller with regard to that property.

In the event of dual agency, seller and buyer agree that: a dual agent may not, without the express permission of the respective party, disclose to the other party confidential information, including, but not limited to, facts relating to either the buyer's or seller's financial position, motivations, bargaining position, or other personal information that may impact price, including the seller's willingness to accept a price less than the listing price or the buyer's willingness to pay a price greater than the price offered; and except as set forth above, a dual agent is obligated to disclose known facts materially affecting the value or desirability of the Property to both parties.

Offers not necessarily confidential: Buyer is advised that seller or listing agent may disclose the existence, terms, or conditions of buyer's offer unless all parties and their agent have signed a written confidentiality agreement. Whether any such information is actually disclosed depends on many factors, such as current market conditions, the prevailing practice in the real estate community, the listing agent's marketing strategy and the instructions of the seller.

Buyer and seller understand that Broker may represent more than one buyer or more than one seller and even both buyer and seller on the same transaction and consents to such relationships.

Seller and/or Buyer acknowledges reading and understanding this Possible Representation of More Than One Buyer or Seller - Disclosure and Consent and agrees to the agency possibilities disclosed.

Seller X ______ *Dwell West Homes LLC* Date ______

Seller ______ Date ______

Buyer X DocuSigned by: Yevgeniy Davidzon as Manager 6E4067EA05E64F5... *HCO 1, LLC* Date 8/3/2022

Buyer ______ Date ______

Buyer's Brokerage Firm *Keller Williams La Jolla* DRE Lic # *01932411* Date ______

By DocuSigned by: PATRICK MERCER 95461AC4A3F24AF... DRE Lic # *01964971* Date 8/3/2022

Patrick Mercer

Seller's Brokerage Firm *Keller Williams La Jolla* DRE Lic # *01932411* Date ______

By ______ DRE Lic # *01964971* Date ______

Patrick Mercer

Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the CALIFORNIA ASSOCIATION OF REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020



PRBS REVISED 12/21 (PAGE 1 OF 1)

EQUAL HOUSING OPPORTUNITY

POSSIBLE REPRESENTATION OF MORE THAN ONE BUYER OR SELLER (PRBS PAGE 1 OF 1)



DocuSign Envelope ID: 275D0C7B-C8E6-45F9-B595-5BFD5C43006E

CALIFORNIA ASSOCIATION OF REALTORS®

WIRE FRAUD AND ELECTRONIC FUNDS TRANSFER ADVISORY

(C.A.R. Form WFA, Revised 12/21)

Property Address: *2005 Montclair Street, San Diego, CA 92104* ("Property").

WIRE FRAUD AND ELECTRONIC FUNDS TRANSFERS ADVISORY:

The ability to communicate and conduct business electronically is a convenience and reality in nearly all parts of our lives. At the same time, it has provided hackers and scammers new opportunities for their criminal activity. Many businesses have been victimized and the real estate business is no exception.

While wiring or electronically transferring funds is a welcome convenience, we all need to exercise extreme caution. Emails attempting to induce fraudulent wire transfers have been received and have appeared to be legitimate. Reports indicate that some hackers have been able to intercept emailed transfer instructions, obtain account information and, by altering some of the data, redirect the funds to a different account. It also appears that some hackers were able to provide false phone numbers for verifying the wiring or funds transfer instructions. In those cases, the victim called the number provided to confirm the instructions, and then unwittingly authorized a transfer to somewhere or someone other than the intended recipient.

ACCORDINGLY, YOU ARE ADVISED:

1. **Obtain phone numbers and account numbers only from Escrow Officers, Property Managers, or Landlords at the beginning of the transaction.**
2. **DO NOT EVER WIRE OR ELECTRONICALLY TRANSFER FUNDS PRIOR TO CALLING TO CONFIRM THE TRANSFER INSTRUCTIONS. ONLY USE A PHONE NUMBER YOU WERE PROVIDED PREVIOUSLY. Do not use any different phone number or account number included in any emailed transfer instructions.**
3. **Orally confirm the transfer instruction is legitimate and confirm the bank routing number, account numbers and other codes before taking steps to transfer the funds.**
4. **Avoid sending personal information in emails or texts. Provide such information in person or over the telephone directly to the Escrow Officer, Property Manager, or Landlord.**
5. **Take steps to secure the system you are using with your email account. These steps include creating strong passwords, using secure WiFi, and not using free services.**

If you believe you have received questionable or suspicious wire or funds transfer instructions, immediately notify your bank, and the other party, and the Escrow Office, Landlord, or Property Manager. The sources below, as well as others, can also provide information:

Federal Bureau of Investigation: https://www.fbi.gov/; the FBI's IC3 at www.ic3.gov; or 310-477-6565

National White Collar Crime Center: http://www.nw3c.org/

On Guard Online: https://www.onguardonline.gov/

NOTE: There are existing alternatives to electronic and wired fund transfers such as cashier's checks. By signing below, the undersigned acknowledge that each has read, understands and has received a copy of this Wire Fraud and Electronic Funds Transfer Advisory.

Buyer/Tenant X DocuSigned by: Yevgeniy Davidzon as Manager 6E4067EA05E64F5... *HCO 1, LLC* Date 8/3/2022

Buyer/Tenant ______ Date ______

Seller/Landlord X ______ *Dwell West Homes LLC* Date ______

Seller/Landlord ______ Date ______

Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the CALIFORNIA ASSOCIATION OF REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020



EQUAL HOUSING OPPORTUNITY

WFA REVISED 12/21 (PAGE 1 OF 1)

WIRE FRAUD AND ELECTRONIC FUNDS TRANSFER ADVISORY (WFA PAGE 1 OF 1)



CALIFORNIA ASSOCIATION OF REALTORS®

CALIFORNIA RESIDENTIAL PURCHASE AGREEMENT AND JOINT ESCROW INSTRUCTIONS
(C.A.R. FORM RPA, Revised 6/22)

Date Prepared: *August 3, 2022*

1. **OFFER:**
   A. **THIS IS AN OFFER FROM** *HCO 1, LLC* ("Buyer").
   B. **THE PROPERTY** to be acquired is *2005 Montclair Street*, situated in *San Diego* (City), *San Diego* (County), California, *92104* (Zip Code), Assessor's Parcel No(s). *540-690-12-00* ("Property").
   (Postal/Mailing address may be different from city jurisdiction. Buyer is advised to investigate.)
   C. **THE TERMS OF THE PURCHASE ARE SPECIFIED BELOW AND ON THE FOLLOWING PAGES.**
   D. Buyer and Seller are referred to herein as the "Parties." Brokers and Agents are **not** Parties to this Agreement.
2. **AGENCY:**
   A. **DISCLOSURE:** The Parties each acknowledge receipt of a "Disclosure Regarding Real Estate Agency Relationships" (C.A.R. Form AD) if represented by a real estate licensee. Buyer's Agent is not legally required to give to Seller's Agent the AD form Signed by Buyer. Seller's Agent is not legally obligated to give to Buyer's Agent the AD form Signed by Seller.
   B. **CONFIRMATION:** The following agency relationships are hereby confirmed for this transaction.
   Seller's Brokerage Firm *Keller Williams La Jolla* License Number *01932411*
   Is the broker of (check one): ☐ the Seller; or ☒ both the Buyer and Seller (Dual Agent).
   Seller's Agent *Patrick Mercer* License Number *01964971*
   Is (check one): ☐ the Seller's Agent. (Salesperson or broker associate); or ☒ both the Buyer's and Seller's Agent (Dual Agent).
   Buyer's Brokerage Firm *Keller Williams La Jolla* License Number *01932411*
   Is the broker of (check one): ☐ the Buyer; or ☒ both the Buyer and Seller (Dual Agent).
   Buyer's Agent *Patrick Mercer* License Number *01964971*
   Is (check one): ☐ the Buyer's Agent. (Salesperson or broker associate); or ☒ both the Buyer's and Seller's Agent (Dual Agent).
   C. ☐ More than one Brokerage represents ☐ Seller, ☐ Buyer. See, Additional Broker Acknowledgement (C.A.R. Form ABA).
   D. **POTENTIALLY COMPETING BUYERS AND SELLERS:** The Parties each acknowledge receipt of a ☒ "Possible Representation of More than One Buyer or Seller - Disclosure and Consent" (C.A.R. Form PRBS).
3. **TERMS OF PURCHASE AND ALLOCATION OF COSTS:** The items in this paragraph are contractual terms of the Agreement. Referenced paragraphs provide further explanation. This form is 16 pages. The Parties are advised to read all 16 pages.

	Paragraph #	Paragraph Title or Contract Term	Terms and Conditions	Additional Terms
A	5, 5B (cash)	**Purchase Price**	$ *1,400,000.00*	☒ All Cash
B		**Close of Escrow (COE)**	☒ *60* Days after Acceptance OR on ☐ ______ (date)	
C	32A	**Expiration of Offer**	3 calendar days after all Buyer Signature(s) or ______ (date), at 5PM or ____ ☐ AM/ ☐ PM	
D(1)	5A(1)	**Initial Deposit Amount**	$ *10,000.00* (*0.7* % of purchase price) (% number above is for calculation purposes and is not a contractual term)	within 3 (or ____) business days after Acceptance by wire transfer **OR** ☐ ______
D(2)	5A(2)	☐ **Increased Deposit (Money placed into escrow after the initial deposit. Use form DID at time increased deposit is made.)**	$ ______ (____% of purchase price) (% number above is for calculation purposes and is not a contractual term)	Upon removal of all contingencies **OR** ☐ ______ (date) **OR** ☐ ______
E(1)	5C(1)	**Loan Amount(s):** First Interest Rate Points If FHA or VA checked, Deliver list of lender required repairs	$ ______ (____% of purchase price) Fixed rate or ☐ Initial adjustable rate not to exceed ____% Buyer to pay zero points or up to ____% of the loan amount 17 (or ____) Days after Acceptance	Conventional or, if checked, ☐ FHA ☐ VA (CAR Forms FVAC, HID attached) ☐ Seller Financing ☐ Other: ______
E(2)	5C(2)	Additional Financed Amount Interest Rate Points	$ ______ (____% of purchase price) Fixed rate or ☐ Initial adjustable rate not to exceed ____% Buyer to pay zero points or up to ____% of the loan amount	Conventional or, if checked, ☐ Seller Financing ☐ Other: ______
E(3)	7A	**Occupancy Type**	Primary, or if checked, ☐ Secondary ☒ Investment	
F	5D	**Balance of Down Payment**	$ *1,390,000.00*	
		PURCHASE PRICE TOTAL	$ *1,400,000.00*	

© 2022, California Association of REALTORS®, Inc.

RPA Revised 6/22 (PAGE 1 OF 16) Buyer's Initials X YD / ______ Seller's Initials X ______ / ______
EQUAL HOUSING OPPORTUNITY
CALIFORNIA RESIDENTIAL PURCHASE AGREEMENT AND JOINT ESCROW INSTRUCTIONS (RPA PAGE 1 OF 16)

Property Address: *2005 Montclair Street, San Diego, CA 92104*   Date: *August 3, 2022*

	Paragraph #	Paragraph Title or Contract Term	Terms and Conditions	Additional Terms
G(1)	5E	**Seller Credit, if any, to Buyer**	☐ $ _____ (_____ % of purchase price) (% number above is for calculation purposes and is not a contractual term)	Seller credit to be applied to closing costs OR ☐ Other: _____
G(2)		**ADDITIONAL FINANCE TERMS:** _____ _____		
H(1)	5B	**Verification of All Cash** (sufficient funds)	Attached to the offer or ☐ 3 (or _____) Days after Acceptance	
H(2)	6A	**Verification of Down Payment and Closing Costs**	Attached to the offer or ☐ 3 (or _____) Days after Acceptance	
H(3)	6B	**Verification of Loan Application**	Attached to the offer or ☐ 3 (or _____) Days after Acceptance	☐ Prequalification ☐ Preapproval ☐ Fully underwritten preapproval
I		*Intentionally Left Blank*		
J	16	**Final Verification of Condition**	5 (or _____) Days prior to COE	
K	23	**Assignment Request**	17 (or _____) Days after Acceptance	
L	8	**CONTINGENCIES**	**TIME TO REMOVE CONTINGENCIES**	**CONTINGENCY REMOVED**
L(1)	8A	**Loan(s)**	17 (or _____) Days after Acceptance	☒ No loan contingency
L(2)	8B	**Appraisal:** Appraisal contingency based upon appraised value at a minimum of purchase price or ☐ $ _____	17 (or _____) Days after Acceptance	☒ No appraisal contingency Removal of appraisal contingency does not eliminate appraisal cancellation rights in FVAC.
L(3)	8C, 12	**Investigation of Property**	17 (or _7_) Days after Acceptance	
		Informational Access to Property Buyer's right to access the Property for informational purposes is **NOT** a contingency, does **NOT** create cancellation rights, and applies even if contingencies are removed.	17 (or _____) Days after Acceptance	REMOVAL OR WAIVER OF CONTINGENCY:
L(4)	8D, 14A	**Review of Seller Documents**	17 (or _7_) Days after Acceptance, or 5 Days after receipt, whichever is later	Any contingency in L(1)-L(7) may be removed or waived by checking the applicable box above or attaching a Contingency Removal (C.A.R. Form CR) and checking the applicable box therein. Removal or Waiver at time of offer is against Agent advice. See **paragraph 8H**.
L(5)	8E, 13A	**Preliminary ("Title") Report**	17 (or _7_) Days after Acceptance, or 5 Days after receipt, whichever is later	
L(6)	8F, 11K	**Common Interest Disclosures** required by Civil Code § 4525 or this Agreement	17 (or _____) Days after Acceptance, or 5 Days after receipt, whichever is later	
L(7)	8G, 9B(6)	**Review of leased or liened items** (Such as for solar panels or propane tanks or PACE or HERO liens)	17 (or _____) Days after Acceptance, or 5 Days after receipt, whichever is later	☐ **CR attached**
L(8)	8J	**Sale of Buyer's Property** Sale of Buyer's property is not a contingency, UNLESS checked here: ☐ **C.A.R. Form COP attached**		
M		**Possession**	**Time for Performance**	**Additional Terms**
M(1)		**Time of Possession**	Upon notice of recordation, OR ☐ 6 PM or _____ ☐ AM/ ☐ PM on date specified, as applicable, in 3M(2) or attached TOPA.	
M(2)	7C	**Seller Occupied or Vacant units**	COE date or, if checked below, ☐ _____ days after COE (29 or fewer days) ☐ _____ days after COE (30 or more days)	C.A.R. Form SIP attached if 29 or fewer days. C.A.R. Form RLAS attached if 30 or more days.
M(3)		**Tenant Occupied units**	See Tenant Occupied Property Addendum (C.A.R. form TOPA)	If tenant occupied ☐ TOPA or ☐ Other, attached
N		**Documents/Fees/Compliance**	**Time for Performance**	
N(1)	14A	Seller Delivery of Documents	7 (or _5_) Days after Acceptance	
N(2)	19B	Sign and return Escrow Holder Provisions and Instructions	5 (or _____) Days after receipt	
N(3)	11K(2)	Time to pay fees for ordering HOA Documents	3 (or _____) Days after Acceptance	
N(4)	10B(1)	Install smoke alarm(s), CO detector(s), water heater bracing	7 (or _____) Days after Acceptance	
N(5)	28	Evidence of representative authority	3 Days after Acceptance	
O		*Intentionally Left Blank*		

RPA Revised 6/22 (PAGE 2 OF 16)   Buyer's Initials **X** _YD_ / _____   Seller's Initials **X** _____ / _____



CALIFORNIA RESIDENTIAL PURCHASE AGREEMENT AND JOINT ESCROW INSTRUCTIONS (RPA PAGE 2 OF 16)

Property Address: *2005 Montclair Street, San Diego, CA 92104*   Date: *August 3, 2022*

P	Items Included and Excluded

P(1) | 9 | **Items Included** - All items specified in Paragraph 9B are included and the following, if checked:

[X] Stove(s), oven(s), stove/oven combo(s);
[ ] Refrigerator(s);
[ ] Wine Refrigerator(s);
[ ] Washer(s);
[ ] Dryer(s);
[X] Dishwasher(s);
[ ] Microwave(s);

[ ] Video doorbell(s);
[ ] Security camera equipment;
[ ] Security system(s)/alarm(s), other than separate video doorbell and camera equipment;
[ ] Smart home control devices;
[ ] Wall mounted brackets for video or audio equipment;

[ ] Above-ground pool(s) / [ ] spa(s);
[X] Bathroom mirrors, unless excluded below;
[ ] Electric car charging systems and stations;
[ ] Potted trees/shrubs;

Additional Items included:
[X] *ALL FURNISHINGS*   .
[ ] _____ .
[ ] _____ .
[ ] _____ .
[ ] _____ .
[ ] _____ .

P(2) | 9 | **Excluded Items:**

[ ] _____ ; [ ] _____ ; [ ] _____ ;

Q	Allocation of Costs			
	Paragraph #	**Item Description**	**Who Pays** (if Both is checked, cost to be split equally unless Otherwise Agreed)	**Additional Terms**
Q(1)	10A, 11A	Natural Hazard Zone Disclosure Report, including tax information	[ ] Buyer [X] Seller [ ] Both _____ [X] Provided by: *MyNHD **Best Value***	[X] Environmental [ ] Other _____
Q(2)		_____ Report	[ ] Buyer [ ] Seller [ ] Both _____	
Q(3)		_____ Report	[ ] Buyer [ ] Seller [ ] Both _____	
Q(4)	10B(1)	Smoke alarms, CO detectors, water heater bracing	[ ] Buyer [X] Seller [ ] Both _____	
Q(5)	10A 10B(2)	Government Required Point of Sale **inspections, reports**	[ ] Buyer [X] Seller [ ] Both _____	
Q(6)	10B(2)(A)	Government Required Point of Sale **corrective/remedial actions**	[ ] Buyer [X] Seller [ ] Both _____	
Q(7)	19B	Escrow Fees	[ ] Buyer [ ] Seller [ ] Both _____ [X] Each to pay their own fees	Escrow Holder: *Cal Coast La Jolla- Kim Lyle*
Q(8)	13	Owner's title insurance policy	[ ] Buyer [X] Seller [ ] Both _____	Title Company (If different from Escrow Holder): *First American - Greg Ives*
Q(9)		Buyer's Lender title insurance policy	Buyer	Unless Otherwise Agreed, Buyer shall purchase any title insurance policy insuring Buyer's lender.
Q(10)		County transfer tax, fees	[ ] Buyer [X] Seller [ ] Both _____	
Q(11)		City transfer tax, fees	[ ] Buyer [X] Seller [ ] Both _____	
Q(12)	11K(2)	HOA fee for preparing disclosures	Seller	
Q(13)		HOA certification fee	Buyer	
Q(14)		HOA transfer fees	[ ] Buyer [ ] Seller [ ] Both _____	Unless Otherwise Agreed, Seller shall pay for separate HOA move-out fee and Buyer shall pay for separate move-in fee. Applies if separately billed or itemized with cost in transfer fee.
Q(15)		Private transfer fees	Seller, or if checked, [ ] Buyer [ ] Both _____	
Q(16)		_____ fees or costs	[ ] Buyer [ ] Seller [ ] Both _____	
Q(17)		_____ fees or costs	[ ] Buyer [ ] Seller [ ] Both _____	
Q(18)	10C	Home warranty plan: *Platinum protection including ac and pool*	[ ] Buyer [X] Seller [ ] Both _____ [ ] Buyer waives home warranty plan Issued by: *Old Republic Home Protection*	Cost not to exceed $ *800.00* .

R	**OTHER TERMS:** _____
	_____
	_____

RPA Revised 6/22 (PAGE 3 OF 16)   Buyer's Initials X  / _____   Seller's Initials X _____ / _____



CALIFORNIA RESIDENTIAL PURCHASE AGREEMENT AND JOINT ESCROW INSTRUCTIONS (RPA PAGE 3 OF 16)

4. **PROPERTY ADDENDA AND ADVISORIES:** (check all that apply)
    A. **PROPERTY TYPE ADDENDA:** This Agreement is subject to the terms contained in the Addenda checked below:
        ☐ Probate Agreement Purchase Addendum (C.A.R. Form PA-PA)
        ☐ Manufactured Home Purchase Addendum (C.A.R. Form MH-PA)
        ☐ Tenant Occupied Property Addendum (C.A.R. Form TOPA) (Should be checked whether current tenants will remain or not.)
        ☐ Tenancy in Common Purchase Addendum (C.A.R. Form TIC-PA)
        ☐ Stock Cooperative Purchase Addendum (C.A.R. Form COOP-PA)
        ☐ Other _____
    B. **OTHER ADDENDA:** This Agreement is subject to the terms contained in the Addenda checked below:
        ☐ Addendum # _____ (C.A.R. Form ADM)   ☐ Short Sale Addendum (C.A.R. Form SSA)
        ☐ Back Up Offer Addendum (C.A.R. Form BUO)   ☐ Court Confirmation Addendum (C.A.R. Form CCA)
        ☐ Septic, Well, Property Monument and Propane Addendum (C.A.R. Form SWPI)
        ☐ Buyer Intent to Exchange Addendum (C.A.R. Form BXA) ☐ Seller Intent to Exchange Addendum (C.A.R. Form SXA)
        ☐ Other _____   ☐ Other _____
    C. **BUYER AND SELLER ADVISORIES: (Note: All Advisories below are provided for reference purposes only and are not intended to be incorporated into this Agreement.)**
        ☒ Buyer's Investigation Advisory (C.A.R. Form BIA)   ☒ Fair Housing and Discrimination Advisory (C.A.R. Form FHDA)
        ☒ Wire Fraud Advisory (C.A.R. Form WFA)   ☒ Cal. Consumer Privacy Act Advisory (C.A.R. Form CCPA)
                                                              (Parties may also receive a privacy disclosure from their own Agent.)
        ☐ Wildfire Disaster Advisory (C.A.R. Form WFDA)   ☐ Statewide Buyer and Seller Advisory (C.A.R. Form SBSA)
        ☐ Trust Advisory (C.A.R. Form TA)   ☐ Short Sale Information and Advisory (C.A.R. Form SSIA)
        ☐ REO Advisory (C.A.R. Form REO)   ☐ Probate Advisory (C.A.R. Form PA)
        ☐ Other _____   ☐ Other _____

5. **ADDITIONAL TERMS AFFECTING PURCHASE PRICE:** Buyer represents that funds will be good when deposited with Escrow Holder.
    A. **DEPOSIT:**
        (1) **INITIAL DEPOSIT:** Buyer shall deliver deposit directly to Escrow Holder. If a method other than wire transfer is specified in **paragraph 3D(1)** and such method is unacceptable to Escrow Holder, then upon notice from Escrow Holder, delivery shall be by wire transfer.
        (2) **INCREASED DEPOSIT:** Increased deposit specified in **paragraph 3D(2)** is to be delivered to Escrow Holder in the same manner as the Initial Deposit. If the Parties agree to liquidated damages in this Agreement, they also agree to incorporate the increased deposit into the liquidated damages amount by signing a new liquidated damages clause (C.A.R. Form DID) at the time the increased deposit is delivered to Escrow Holder.
        (3) **RETENTION OF DEPOSIT: Paragraph 29, if initialed by all Parties or otherwise incorporated into this Agreement, specifies a remedy for Buyer's default. Buyer and Seller are advised to consult with a qualified California real estate attorney before adding any other clause specifying a remedy (such as release or forfeiture of deposit or making a deposit non-refundable) for failure of Buyer to complete the purchase. Any such clause shall be deemed invalid unless the clause independently satisfies the statutory liquidated damages requirements set forth in the Civil Code.**
    B. **ALL CASH OFFER:** If an all cash offer is specified in **paragraph 3A**, no loan is needed to purchase the Property. This Agreement is NOT contingent on Buyer obtaining a loan. Buyer shall, within the time specified in **paragraph 3H(1)**, Deliver written verification of funds sufficient for the purchase price and closing costs.
    C. **LOAN(S):**
        (1) **FIRST LOAN:** This loan will provide for conventional financing **UNLESS** FHA, VA, Seller Financing (C.A.R. Form SFA), or Other is checked in **paragraph 3E(1)**.
        (2) **ADDITIONAL FINANCED AMOUNT:** If an additional financed amount is specified in **paragraph 3E(2)**, that amount will provide for conventional financing **UNLESS** Seller Financing (C.A.R. Form SFA), or Other is checked in **paragraph 3E(2)**.
        (3) **BUYER'S LOAN STATUS:** Buyer authorizes Seller and Seller's Authorized Agent to contact Buyer's lender(s) to determine the status of any Buyer's loan specified in **paragraph 3E**, or any alternate loan Buyer pursues, whether or not a contingency of this Agreement. If the contact information for Buyer's lender(s) is different from that provided under the terms of **paragraph 6B**, Buyer shall Deliver the updated contact information within 1 Day of Seller's request.
        (4) **FHA/VA: If FHA or VA is checked in paragraph 3E(1),** a FHA/VA amendatory clause (C.A.R. Form FVAC) shall be incorporated and Signed by all Parties. Buyer shall, within the time specified in **paragraph 3E(1),** Deliver to Seller written notice (C.A.R. Form RR or AEA) **(i)** of any lender requirements that Buyer requests Seller to pay for or otherwise correct or **(ii)** that there are no lender requirements. Notwithstanding Seller's agreement that Buyer may obtain FHA or VA financing, Seller has no obligation to pay or satisfy any or all lender requirements unless agreed in writing.
    D. **BALANCE OF PURCHASE PRICE (DOWN PAYMENT, paragraph 3F) (including all-cash funds)** to be deposited with Escrow Holder pursuant to Escrow Holder instructions.
    E. **LIMITS ON CREDITS TO BUYER:** Any credit to Buyer as specified in **paragraph 3G(1)** or Otherwise Agreed, from any source, for closing or other costs that is agreed to by the Parties ("Contractual Credit") shall be disclosed to Buyer's lender, if any, and made at Close Of Escrow. If the total credit allowed by Buyer's lender ("Lender Allowable Credit") is less than the Contractual Credit, then **(i)** the Contractual Credit from Seller shall be reduced to the Lender Allowable Credit, and **(ii)** in the absence of a separate written agreement between the Parties, there shall be no automatic adjustment to the purchase price to make up for the difference between the Contractual Credit and the Lender Allowable Credit.

6. **ADDITIONAL FINANCING TERMS:**
    A. **VERIFICATION OF DOWN PAYMENT AND CLOSING COSTS:** Written verification of Buyer's down payment and closing costs, within the time specified in **paragraph 3H(2)** may be made by Buyer or Buyer's lender or loan broker pursuant to **paragraph 6B**.
    B. **VERIFICATION OF LOAN APPLICATIONS:** Buyer shall Deliver to Seller, within the time specified in **paragraph 3H(3)** a letter from Buyer's lender or loan broker stating that, based on a review of Buyer's written application and credit report, Buyer is prequalified or preapproved for any NEW loan specified in **paragraph 3E**. If any loan specified in **paragraph 3E** is an adjustable rate loan, the prequalification or preapproval letter shall be based on the qualifying rate, not the initial loan rate.

RPA Revised 6/22 (PAGE 4 OF 16)   Buyer's Initials X __YD__ / _____   Seller's Initials X _____ / _____

CALIFORNIA RESIDENTIAL PURCHASE AGREEMENT AND JOINT ESCROW INSTRUCTIONS (RPA PAGE 4 OF 16)

Produced with Lone Wolf Transactions (zipForm Edition) 717 N Harwood St, Suite 2200, Dallas, TX 75201 www.lwolf.com   **2005 Montclair**



C. **BUYER STATED FINANCING:** Seller is relying on Buyer's representation of the type of financing specified (including, but not limited to, as applicable, all cash, amount of down payment, or contingent or non-contingent loan). Seller has agreed to a specific closing date, purchase price, and to sell to Buyer in reliance on Buyer's specified financing. Buyer shall pursue the financing specified in this Agreement, even if Buyer also elects to pursue an alternative form of financing. Seller has no obligation to cooperate with Buyer's efforts to obtain any financing other than that specified in this Agreement but shall not interfere with closing at the purchase price on the COE date (**paragraph 3B**) even if based upon alternate financing. Buyer's inability to obtain alternate financing does not excuse Buyer from the obligation to purchase the Property and close escrow as specified in this Agreement.

7. **CLOSING AND POSSESSION:**

A. **OCCUPANCY:** Buyer intends to occupy the Property as indicated in **paragraph 3E(3)**. Occupancy may impact available financing.

B. **CONDITION OF PROPERTY ON CLOSING:**

(1) Unless Otherwise Agreed: **(i)** the Property shall be delivered **"As-Is"** in its PRESENT physical condition as of the date of Acceptance; **(ii)** the Property, including pool, spa, landscaping and grounds, is to be maintained in substantially the same condition as on the date of Acceptance; and **(iii)** all debris and personal property not included in the sale shall be removed by Close Of Escrow or at the time possession is delivered to Buyer, if not on the same date. If items are not removed when possession is delivered to Buyer, all items shall be deemed abandoned. Buyer, after first Delivering to Seller written notice to remove the items within **3 Days**, may pay to have such items removed or disposed of and may bring legal action, as per this Agreement, to receive reasonable costs from Seller.

(2) **Buyer is strongly advised to conduct investigations of the entire Property in order to determine its present condition. Seller and Agents may not be aware of all defects affecting the Property or other factors that Buyer considers important. Property improvements may not be built according to code, in compliance with current Law, or have had all required permits issued and/or finalized.**

C. **SELLER REMAINING IN POSSESSION AFTER CLOSE OF ESCROW:** If Seller has the right to remain in possession after Close Of Escrow pursuant to **paragraph 3M(2)** or as Otherwise Agreed: The Parties are advised to **(i)** consult with their insurance and legal advisors for information about liability and damage or injury to persons and personal and real property; and **(ii)** consult with a qualified California real estate attorney where the Property is located to determine the ongoing rights and responsibilities of both Buyer and Seller with regard to each other, including possible tenant rights, and what type of written agreement to use to document the relationship between the Parties. Buyer is advised to consult with Buyer's lender about the impact of Seller's occupancy on Buyer's loan.

D. **At Close Of Escrow: (i)** Seller assigns to Buyer any assignable warranty rights for items included in the sale; and **(ii)** Seller shall Deliver to Buyer available Copies of any such warranties. Agents cannot and will not determine the assignability of any warranties.

E. Seller shall, on Close Of Escrow unless Otherwise Agreed and even if Seller remains in possession, provide keys, passwords, codes and/or means to operate all locks, mailboxes, security systems, alarms, home automation systems, intranet and Internet-connected devices included in the purchase price, garage door openers, and all items included in either **paragraph 3P** or **paragraph 9**. If the Property is a condominium or located in a common interest development, Seller shall be responsible for securing or providing any such items for Association amenities, facilities, and access. Buyer may be required to pay a deposit to the Homeowners' Association ("HOA") to obtain keys to accessible HOA facilities.

8. **CONTINGENCIES AND REMOVAL OF CONTINGENCIES:**

A. **LOAN(S):**

(1) This Agreement is, **unless otherwise specified in paragraph 3L(1) or an attached CR form**, contingent upon Buyer obtaining the loan(s) specified. If contingent, Buyer shall act diligently and in good faith to obtain the designated loan(s). **If there is no appraisal contingency or the appraisal contingency has been waived or removed, then failure of the Property to appraise at the purchase price does not entitle Buyer to exercise the cancellation right pursuant to the loan contingency if Buyer is otherwise qualified for the specified loan and Buyer is able to satisfy lender's non-appraisal conditions for closing the loan.**

(2) Buyer is advised to investigate the insurability of the Property as early as possible, as this may be a requirement for lending. Buyer's ability to obtain insurance for the Property, including fire insurance, is part of Buyer's Investigation of Property contingency. Failure of Buyer to obtain insurance may justify cancellation based on the Investigation contingency but not the loan contingency.

(3) Buyer's contractual obligations regarding deposit, balance of down payment and closing costs **are not contingencies** of this Agreement, unless Otherwise Agreed.

(4) If there is an appraisal contingency, removal of the loan contingency shall not be deemed removal of the appraisal contingency.

(5) NO LOAN CONTINGENCY: If "No loan contingency" is checked in **paragraph 3L(1)**, obtaining any loan specified is NOT a contingency of this Agreement. If Buyer does not obtain the loan specified, and as a result is unable to purchase the Property, Seller may be entitled to Buyer's deposit or other legal remedies.

B. **APPRAISAL:**

(1) This Agreement is, **unless otherwise specified in paragraph 3L(2) or an attached CR form**, contingent upon a written appraisal of the Property by a licensed or certified appraiser at no less than the amount specified in **paragraph 3L(2)**, without requiring repairs or improvements to the Property. Appraisals are often a reliable source to verify square footage of the subject Property. However, the ability to cancel based on the measurements provided in an appraisal falls within the Investigation of Property contingency. The appraisal contingency is solely limited to the value determined by the appraisal. For any cancellation based upon this appraisal contingency, Buyer shall Deliver a Copy of the written appraisal to Seller, upon request by Seller.

(2) **NO APPRAISAL CONTINGENCY:** If "No appraisal contingency" is checked in **paragraph 3L(2)**, then Buyer may not use the loan contingency specified in **paragraph 3L(1)** to cancel this Agreement if the sole reason for not obtaining the loan is that the appraisal relied upon by Buyer's lender values the property at an amount less than that specified in **paragraph 3L(2)**. If Buyer is unable to obtain the loan specified solely for this reason, Seller may be entitled to Buyer's deposit or other legal remedies.

(3) [X] Fair Appraisal Act: The Parties acknowledge receipt of the attached Fair Appraisal Act Addendum (C.A.R. Form FAAA).

C. **INVESTIGATION OF PROPERTY:** This Agreement is, as specified in **paragraph 3L(3)**, contingent upon Buyer's acceptance of the condition of, and any other matter affecting, the Property. See **paragraph 12**.

D. REVIEW OF SELLER DOCUMENTS: This Agreement is, as specified in **paragraph 3L(4)**, contingent upon Buyer's review of Seller's documents required in **paragraph 14A**.

RPA Revised 6/22 (PAGE 5 OF 16)   Buyer's Initials **X** _YD_ / _____   Seller's Initials **X**_____ / _____

CALIFORNIA RESIDENTIAL PURCHASE AGREEMENT AND JOINT ESCROW INSTRUCTIONS (RPA PAGE 5 OF 16)

Produced with Lone Wolf Transactions (zipForm Edition) 717 N Harwood St, Suite 2200, Dallas, TX 75201 www.lwolf.com   **2005 Montclair**

E.   TITLE:
- (1)   This Agreement is, as specified in **paragraph 3L(5)**, contingent upon Buyer's ability to obtain the title policy provided for in **paragraph 13G** and on Buyer's review of a current Preliminary Report and items that are disclosed or observable even if not on record or not specified in the Preliminary Report, and satisfying Buyer regarding the current status of title. Buyer is advised to review all underlying documents and other matters affecting title, including, but not limited to, any documents or deeds referenced in the Preliminary Report and any plotted easements.
- (2)   Buyer has **5 Days** after receipt to review a revised Preliminary Report, if any, furnished by the Title Company and cancel the transaction if the revised Preliminary Report reveals material or substantial deviations from a previously provided Preliminary Report.

F.   CONDOMINIUM/PLANNED DEVELOPMENT DISCLOSURES (IF APPLICABLE): This Agreement is, as specified in **paragraph 3L(6)**, contingent upon Buyer's review of Common Interest Disclosures required by Civil Code § 4525 and under **paragraph 11K** ("CI Disclosures").

G.   BUYER REVIEW OF LEASED OR LIENED ITEMS CONTINGENCY: Buyer's review of and ability and willingness to assume any lease, maintenance agreement or other ongoing financial obligation, or to accept the Property subject to any lien, disclosed pursuant to **paragraph 9B(6)**, is, as specified in **paragraph 3L(7)**, a contingency of this Agreement. Any assumption of the lease shall not require any financial obligation or contribution by Seller. Seller, after first Delivering a Notice to Buyer to Perform, may cancel this Agreement if Buyer, by the time specified in **paragraph 3L(7)**, refuses to enter into any necessary written agreements to accept responsibility for all obligations of Seller-disclosed leased or liened items.

H.   REMOVAL OR WAIVER OF CONTINGENCIES WITH OFFER: Buyer shall have no obligation to remove a contractual contingency unless Seller has provided all required documents, reports, disclosures, and information pertaining to that contingency. If Buyer does remove a contingency without first receiving all required information from Seller, Buyer is relinquishing any contractual rights that apply to that contingency. **If Buyer removes or waives any contingencies without an adequate understanding of the Property's condition or Buyer's ability to purchase, Buyer is acting against the advice of Agent.**

I.   REMOVAL OF CONTINGENCY OR CANCELLATION:
- (1)   **For any contingency specified in paragraph 3L or 8, Buyer shall, within the applicable period specified, remove the contingency or cancel this Agreement.**
- (2)   For the contingencies for review of Seller Documents, Preliminary Report, and Condominium/Planned Development Disclosures, Buyer shall, within the time specified in **paragraph 3L** or **5 Days** after receipt of Seller Documents or CI Disclosures, whichever occurs later, remove the applicable contingency in writing or cancel this Agreement.
- (3)   If Buyer does not remove a contingency within the time specified, Seller, after first giving Buyer a Notice to Buyer to Perform (C.A.R. Form NBP), shall have the right to cancel this Agreement.

J.   SALE OF BUYER'S PROPERTY: This Agreement and Buyer's ability to obtain financing are NOT contingent upon the sale of any property owned by Buyer unless the Sale of Buyer's Property (C.A.R. Form COP) is checked as a contingency of this Agreement in **paragraph 3L(8)**.

9.   ITEMS INCLUDED IN AND EXCLUDED FROM SALE:

A.   NOTE TO BUYER AND SELLER: Items listed as included or excluded in the Multiple Listing Service (MLS), flyers, marketing materials, or disclosures are NOT included in the purchase price or excluded from the sale unless specified in this paragraph or **paragraph 3P** or as Otherwise Agreed. Any items included herein are components of the home and are not intended to affect the price. All items are transferred without Seller warranty.

B.   ITEMS INCLUDED IN SALE:
- (1)   All EXISTING fixtures and fittings that are attached to the Property;
- (2)   EXISTING electrical, mechanical, lighting, plumbing and heating fixtures, ceiling fans, fireplace inserts, gas logs and grates, solar power systems, built-in appliances and appliances for which special openings or encasements have been made (whether or not checked in **paragraph 3P**), window and door screens, awnings, shutters, window coverings (which includes blinds, curtains, drapery, shutters or any other materials that cover any portion of the window), attached floor coverings, television antennas, satellite dishes, air coolers/conditioners, pool/spa equipment (including, but not limited to, any cleaning equipment such as motorized/automatic pool cleaners, pool nets, pool covers), garage door openers/remote controls, mailbox, in-ground landscaping, water features and fountains, water softeners, water purifiers, light bulbs (including smart bulbs) and all items specified as included in **paragraph 3P, if currently existing at the time of Acceptance.**
  Note: If Seller does not intend to include any item specified as being included above because it is not owned by Seller, whether placed on the Property by Agent, stager or other third party, the item should be listed as being excluded in **paragraph 3P** or excluded by Seller in a counter offer.
- (3)   Security System includes any devices, hardware, software, or control units used to monitor and secure the Property, including but not limited to, any motion detectors, door or window alarms, and any other equipment utilized for such purpose. If checked in **paragraph 3P**, all such items are included in the sale, whether hard wired or not.
- (4)   Home Automation (Smart Home Features) includes any electronic devices and features including, but not limited to, thermostat controls, kitchen appliances not otherwise excluded, and lighting systems, that are connected (hard wired or wirelessly) to a control unit, computer, tablet, phone, or other "smart" device. Any Smart Home devices and features that are physically affixed to the real property, and also existing light bulbs, are included in the sale. Buyer is advised to use **paragraph 3P(1)** or an addendum to address more directly specific items to be included. Seller is advised to use a counter offer to address more directly any items to be excluded.
- (5)   Non-Dedicated Devices: If checked in **paragraph 3P**, all smart home and security system control devices are included in the sale, except for any non-dedicated personal computer, tablet, or phone used to control such features. Buyer acknowledges that a separate device and access to wifi or Internet may be required to operate some smart home features and Buyer may have to obtain such device after Close Of Escrow. Buyer is advised to change all passwords and ensure the security of any smart home features.
- (6)   **LEASED OR LIENED ITEMS AND SYSTEMS:** Seller, within the time specified in **paragraph 3N(1)**, shall **(i)** disclose to Buyer if any item or system specified in **paragraph 3P** or **9B** or otherwise included in the sale is leased, or not owned by Seller, or is subject to any maintenance or other ongoing financial obligation, or specifically subject to a lien or other encumbrance or loan, and **(ii)** Deliver to Buyer all written materials (such as lease, warranty, financing, etc.) concerning any such item.
- (7)   Seller represents that all items included in the purchase price, unless Otherwise Agreed, **(i)** are owned by Seller and shall be transferred free and clear of liens and encumbrances, except the items and systems identified pursuant to **paragraph 9B(6)**, and **(ii)** are transferred without Seller warranty regardless of value. Seller shall cooperate with the identification of any software or applications and Buyer's efforts to transfer any services needed to operate any Smart Home Features or other items included in this Agreement, including, but not limited to, utilities or security systems.

RPA Revised 6/22 (PAGE 6 OF 16)   Buyer's Initials X _YD_ / _____   Seller's Initials X _____ / _____

CALIFORNIA RESIDENTIAL PURCHASE AGREEMENT AND JOINT ESCROW INSTRUCTIONS (RPA PAGE 6 OF 16)

Produced with Lone Wolf Transactions (zipForm Edition) 717 N Harwood St, Suite 2200, Dallas, TX 75201 www.lwolf.com   **2005 Montclair**

Property Address: 2005 Montclair Street, San Diego, CA 92104 Date: August 3, 2022

C. **ITEMS EXCLUDED FROM SALE:** Unless Otherwise Agreed, the following items are excluded from sale: **(i)** All items specified in **paragraph 3P(2); (ii)** audio and video components (such as flat screen TVs, speakers and other items) if any such item is not itself attached to the Property, even if a bracket or other mechanism attached to the component or item is attached to the Property; **(iii)** furniture and other items secured to the Property for earthquake or safety purposes. **Unless otherwise specified in paragraph 3P(1), brackets attached to walls, floors or ceilings for any such component, furniture or item will be removed and holes or other damage shall be repaired, but not painted.**

10. ALLOCATION OF COSTS:

A. **INSPECTIONS, REPORTS AND CERTIFICATES:** Paragraphs **3Q(1), (2), (3), and (5)** only determines who is to pay for the inspection, test, certificate or service ("Report") mentioned; **it does not determine who is to pay for any work recommended or identified in the Report. Agreements for payment of required work should be specified elsewhere in paragraph 3Q, or 3R, or in a separate agreement (such as C.A.R. Forms RR, RRRR, ADM or AEA).**

B. **GOVERNMENT REQUIREMENTS AND CORRECTIVE OR REMEDIAL ACTIONS:**

(1) **LEGALLY REQUIRED INSTALLATIONS AND PROPERTY IMPROVEMENTS:** Any required installation of smoke alarm or carbon monoxide device(s) or securing of water heater shall be completed within the time specified in **paragraph 3N(4)** and paid by the Party specified in **paragraph 3Q(4)**. If Buyer is to pay for these items, Buyer, as instructed by Escrow Holder, shall deposit funds into escrow or directly to the vendor completing the repair or installation. Prior to Close Of Escrow, Seller shall Deliver to Buyer written statement(s) of compliance in accordance with any Law, unless Seller is exempt. If Seller is to pay for these items and does not fulfill Seller's obligation in the time specified, and Buyer incurs costs to comply with lender requirements concerning those items, Seller shall be responsible for Buyer's costs.

(2) **POINT OF SALE REQUIREMENTS:**

(A) Point of sale inspections, reports and repairs refer to any such actions required to be completed before or after Close Of Escrow that are required in order to close under any Law and paid by Party specified in **paragraphs 3Q(5) and 3Q(6)**. Unless Parties Otherwise Agree to another time period, any such repair, shall be completed prior to final verification of Property. If Buyer agrees to pay for any portion of such repair, Buyer, shall **(i)** directly pay to the vendor completing the repair or **(ii)** provide an invoice to Escrow Holder, deposit funds into escrow sufficient to pay for Buyer's portion of such repair and request Escrow Holder pay the vendor completing the repair.

(B) Buyer shall be provided, within the time specified in **paragraph 3N(1)**, unless Parties Otherwise Agree to another time period, a Copy of any required government-conducted or point-of-sale inspection report prepared pursuant to this Agreement or in anticipation of this sale of the Property.

(3) **REINSPECTION FEES:** If any repair in **paragraph 10B(1)** is not completed within the time specified and the lender requires an additional inspection to be made, Seller shall be responsible for any corresponding reinspection fee. If Buyer incurs costs to comply with lender requirements concerning those items, Seller shall be responsible for those costs.

(4) **INFORMATION AND ADVICE ON REQUIREMENTS:** Buyer and Seller are advised to seek information from a knowledgeable source regarding local and State mandates and whether they are point of sale requirements or requirements of ownership. Agents do not have expertise in this area and cannot ascertain all of the requirements or costs of compliance.

C. **HOME WARRANTY:**

(1) Buyer shall choose the coverages, regardless of any optional coverages indicated, of the home warranty plan and Buyer shall pay any cost of that plan, chosen by Buyer, that exceeds the amount allocated to Seller in **paragraph 3Q(18)**. Buyer is informed that home warranty plans have many optional coverages, including but not limited to, coverages for Air Conditioner and Pool/Spa. Buyer is advised to investigate these coverages to determine those that may be suitable for Buyer.

(2) **If Buyer waives the purchase of a home warranty plan in paragraph 3Q(18), Buyer may still purchase a home warranty plan, at Buyer's expense, prior to Close Of Escrow.**

11. STATUTORY AND OTHER DISCLOSURES (INCLUDING LEAD-BASED PAINT HAZARD DISCLOSURES) AND CANCELLATION RIGHTS:

A. **TDS, NHD, AND OTHER STATUTORY AND SUPPLEMENTAL DISCLOSURES:**

(1) Seller shall, within the time specified in **paragraph 3N(1)**, Deliver to Buyer: unless exempt, fully completed disclosures or notices required by §§ 1102 et. seq. and 1103 et. seq. of the Civil Code ("Statutory Disclosures"). Statutory Disclosures include, but are not limited to, a Real Estate Transfer Disclosure Statement (C.A.R. Form TDS), Natural Hazard Disclosure Statement ("NHD"), notice or actual knowledge of release of illegal controlled substance, notice of special tax and/or assessments (or, if allowed, substantially equivalent notice regarding the Mello-Roos Community Facilities Act of 1982 and Improvement Bond Act of 1915) and, if Seller has actual knowledge, of industrial use and military ordnance location (C.A.R. Form SPQ or ESD), and, if the Property is in a high or very high fire hazard severity area, the information, notices, documentation, and agreements required by §§ 1102.6(f) and 1102.19 of the Civil Code (C.A.R. Form FHDS).

(2) The Real Estate Transfer Disclosure Statement required by this paragraph is considered fully completed if Seller has completed the section titled Coordination with Other Disclosure Forms by checking a box (Section I), and Seller has completed and answered all questions and Signed the Seller's Information section (Section II) and the Seller's Agent, if any, has completed and Signed the Seller's Agent's section (Section III), or, if applicable, an Agent Visual Inspection Disclosure (C.A.R. Form AVID). Section V acknowledgment of receipt of a Copy of the TDS shall be Signed after all previous sections, if applicable, have been completed. Nothing stated herein relieves a Buyer's Agent, if any, from the obligation to **(i)** conduct a reasonably competent and diligent visual inspection of the accessible areas of the Property and disclose, on Section IV of the TDS, or an AVID, material facts affecting the value or desirability of the Property that were or should have been revealed by such an inspection or **(ii)** complete any sections on all disclosures required to be completed by Buyer's Agent.

(3) Seller shall, within the time specified in **paragraph 3N(1)**, provide "Supplemental Disclosures" as follows: **(i)** unless exempt from the obligation to provide a TDS, complete a Seller Property Questionnaire (C.A.R. Form SPQ) by answering all questions and Signing and Delivering a Copy to Buyer; **(ii)** if exempt from the obligation to provide a TDS, complete an Exempt Seller Disclosure (C.A.R. Form ESD) by answering all questions and Signing and Delivering a Copy to Buyer.

(4) In the event Seller or Seller's Agent, prior to Close Of Escrow, becomes aware of adverse conditions materially affecting the Property, or any material inaccuracy in disclosures, information or representations previously provided to Buyer under this paragraph, Seller shall, in writing, promptly provide a subsequent or amended TDS, Seller Property Questionnaire or other document, in writing, covering those items. Any such document shall be deemed an amendment to the TDS or SPQ. **However, a subsequent or amended disclosure shall not be required for conditions and material inaccuracies of which Buyer is otherwise aware, or which are discovered by Buyer or disclosed in reports or documents provided to or ordered and paid for by Buyer.**

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CALIFORNIA RESIDENTIAL PURCHASE AGREEMENT AND JOINT ESCROW INSTRUCTIONS (RPA PAGE 7 OF 16)

B.   LEAD DISCLOSURES:

(1)   Seller shall, within the time specified in **paragraph 3N(1)**, for any residential property built before January 1, 1978, unless exempted by Law, Deliver to Buyer a fully completed Federal Lead-Based Paint Disclosures (C.A.R. Form LPD) and pamphlet ("Lead Disclosures").

(2)   Buyer shall, within the time specified in **paragraph 3L(3)**, have the opportunity to conduct a risk assessment or to inspect for the presence of lead-based paint hazards.

C.   HOME FIRE HARDENING DISCLOSURE AND ADVISORY: For any transaction where a TDS is required, and the property is located in a high or very high fire hazard severity zone, and the home was constructed before January 1, 2010, Seller shall, within the time specified in **paragraph 3N(1)**, Deliver to Buyer: **(i)** a home hardening disclosure required by law; and **(ii)** a statement of features of which the Seller is aware that may make the home vulnerable to wildfire and flying embers; and **(iii)** a final inspection report regarding compliance with defensible space requirements if one was prepared pursuant to Government Code § 51182 (C.A.R. Form FHDS).

D.   DEFENSIBLE SPACE DISCLOSURE AND ADDENDUM: For any transaction in which a TDS is required and the property is located in a high or very high fire hazard severity zone, Seller shall, within the time specified in **paragraph 3N(1)**, Deliver to Buyer **(i)** a disclosure of whether the Property is in compliance with any applicable defensible space laws designed to protect a structure on the Property from fire; and **(ii)** an addendum allocating responsibility for compliance with any such defensible space law (C.A.R. Form FHDS).

E.   WAIVER PROHIBITED: Waiver of Statutory, Lead, and other Disclosures in **paragraphs 11A(1), 11B, 11C**, and **11D** are prohibited by Law.

F.   RETURN OF SIGNED COPIES: Buyer shall, within the time specified in **paragraph 3L(3)** OR **5 Days** after Delivery of any disclosures specified in paragraphs **11 A, B, C or D**, and defensible space addendum in **paragraph 11D**, whichever is later, return Signed Copies of the disclosures, and if applicable, addendum, to Seller.

G.   TERMINATION RIGHTS:

(1)   **Statutory and Other Disclosures:** If any disclosure specified in paragraphs **11A, B, C, or D**, or subsequent or amended disclosure to those just specified, is Delivered to Buyer after the offer is Signed, Buyer shall have the right to terminate this Agreement within **3 Days** after Delivery in person, or **5 Days** after Delivery by deposit in the mail, or by an electronic record or email satisfying the Uniform Electronic Transactions Act (UETA), by giving written notice of rescission to Seller or Seller's Authorized Agent. If Buyer does not rescind within this time period, Buyer has been deemed to have approved the disclosure and shall not have the right to cancel.

(2)   **Defensible Space Compliance:** If, by the time specified in **paragraph 11F**, Buyer does not agree to the terms regarding defensible space compliance Delivered by Seller, as indicated by mutual signatures on the FHDS, then Seller, after first Delivering a Notice to Buyer to Perform, may cancel this Agreement.

H.   WITHHOLDING TAXES: Buyer and Seller hereby instruct Escrow Holder to withhold the applicable required amounts to comply with federal and California withholding Laws and forward such amounts to the Internal Revenue Service and Franchise Tax Board, respectively. However, no federal withholding is required if, prior to Close Of Escrow, Seller Delivers **(i)** to Buyer and Escrow Holder a fully completed affidavit (C.A.R. Form AS) sufficient to avoid withholding pursuant to federal withholding Law (FIRPTA); **OR (ii)** to a qualified substitute (usually a title company or an independent escrow company) a fully completed affidavit (C.A.R. Form AS) sufficient to avoid withholding pursuant to federal withholding Law AND the qualified substitute Delivers to Buyer and Escrow Holder an affidavit signed under penalty of perjury (C.A.R. Form QS) that the qualified substitute has received the fully completed Seller's affidavit and the Seller states that no federal withholding is required; **OR (iii)** to Buyer other documentation satisfying the requirements under Internal Revenue Code § 1445 (FIRPTA). No withholding is required under California Law if, prior to Close Of Escrow, Escrow Holder has received sufficient documentation from Seller that no withholding is required, and Buyer has been informed by Escrow Holder.

I.   MEGAN'S LAW DATABASE DISCLOSURE: Notice: Pursuant to § 290.46 of the Penal Code, information about specified registered sex offenders is made available to the public via an Internet Web site maintained by the Department of Justice at **www.meganslaw.ca.gov.** Depending on an offender's criminal history, this information will include either the address at which the offender resides or the community of residence and ZIP Code in which he or she resides. (Neither Seller nor Agent are required to check this website. If Buyer wants further information, Agent recommends that Buyer obtain information from this website during Buyer's investigation contingency period. Agents do not have expertise in this area.)

J.   NOTICE REGARDING GAS AND HAZARDOUS LIQUID TRANSMISSION PIPELINES: This notice is being provided simply to inform you that information about the general location of gas and hazardous liquid transmission pipelines is available to the public via the National Pipeline Mapping System (NPMS) Internet Web site maintained by the United States Department of Transportation at **http://www.npms.phmsa.dot.gov/.** To seek further information about possible transmission pipelines near the Property, you may contact your local gas utility or other pipeline operators in the area. Contact information for pipeline operators is searchable by ZIP Code and county on the NPMS Internet Website. (Neither Seller nor Agent are required to check this website. If Buyer wants further information, Agent recommends that Buyer obtain information from this website during Buyer's investigation contingency period. Agents do not have expertise in this area.)

K.   CONDOMINIUM/PLANNED DEVELOPMENT DISCLOSURES:

(1)   Seller shall, within the time specified in **paragraph 3N(1)**, disclose to Buyer whether the Property is a condominium or is located in a planned development, other common interest development, or otherwise subject to covenants, conditions, and restrictions (C.A.R. Form SPQ or ESD).

(2)   If the Property is a condominium or is located in a planned development or other common interest development with a HOA, Seller shall, within the time specified in **paragraph 3N(3)**, order from, and pay any required fee as specified in **paragraph 3Q(12)** for the following items to the HOA (C.A.R. Form HOA-IR): **(i)** Copies of any documents required by Law (C.A.R. Form HOA-RS); **(ii)** disclosure of any pending or anticipated claim or litigation by or against the HOA; **(iii)** a statement containing the location and number of designated parking and storage spaces; **(iv)** Copies of the most recent 12 months of HOA minutes for regular and special meetings; **(v)** the names and contact information of all HOAs governing the Property; **(vi)** pet restrictions; and **(vii)** smoking restrictions ("CI Disclosures"). Seller shall itemize and Deliver to Buyer all CI Disclosures received from the HOA and any CI Disclosures in Seller's possession. Seller shall, as directed by Escrow Holder, deposit funds into escrow or direct to HOA or management company to pay for any of the above.

L.   NATURAL AND ENVIRONMENTAL HAZARDS: Seller shall, within the time specified in **paragraph 3N(1)**, if required by Law: **(i)** Deliver to Buyer the earthquake guide and environmental hazards booklet, and for all residential property with 1-4 units and any manufactured or mobile home built before January 1, 1960, fully complete and Deliver the Residential Earthquake Risk Disclosure Statement; and **(ii)** even if exempt from the obligation to provide a NHD, disclose if the Property is located in a Special Flood Hazard Area; Potential Flooding (Inundation) Area; Very High Fire Hazard Zone; State Fire Responsibility Area; Earthquake Fault Zone; Seismic Hazard Zone; and **(iii)** disclose any other zone as required by Law and provide any other information required for those zones.

Buyer's Initials X *JM* / _____   Seller's Initials X _____ / _____

CALIFORNIA RESIDENTIAL PURCHASE AGREEMENT AND JOINT ESCROW INSTRUCTIONS (RPA PAGE 8 OF 16)

M. **KNOWN MATERIAL FACTS:** Seller shall, within the time specified in **paragraph 3N(1)**, DISCLOSE KNOWN MATERIAL FACTS AND DEFECTS affecting the Property, including, but not limited to, known insurance claims within the past five years, or provide Buyer with permission to contact lender to get such information (C.A.R. Form ARC), and make any and all other disclosures required by Law.

12. BUYER'S INVESTIGATION OF PROPERTY AND MATTERS AFFECTING PROPERTY:

A. Buyer shall, within the time specified in **paragraph 3L(3)**, have the right, at Buyer's expense unless Otherwise Agreed, to conduct inspections, investigations, tests, surveys and other studies ("Buyer Investigations").

B. Buyer Investigations include, but are not limited to:

(1) Inspections regarding any physical attributes of the Property or items connected to the Property, such as:

   (A) A general home inspection.

   (B) An inspection for lead-based paint and other lead-based paint hazards.

   (C) An inspection specifically for wood destroying pests and organisms. Any inspection for wood destroying pests and organisms shall be prepared by a registered Structural Pest Control company; shall cover the main building and attached structures; may cover detached structures; shall NOT include water tests of shower pans on upper level units unless the owners of property below the shower consent; shall NOT include roof coverings; and, if the Property is a unit in a condominium or other common interest subdivision, the inspection shall include only the separate interest and any exclusive-use areas being transferred, and shall NOT include common areas; and shall include a report ("Pest Control Report") showing the findings of the company which shall be separated into sections for evident infestation or infections (Section 1) and for conditions likely to lead to infestation or infection (Section 2).

   (D) Any other specific inspections of the physical condition of the land and improvements.

(2) All other Buyer Investigations, such as insurance, not specified above. See, Buyer's Investigation Advisory (C.A.R. Form BIA) for more.

(3) A review of reports, disclosures or information prepared by or for Seller and Delivered to Buyer pursuant to **paragraphs 3**, **10**, **11**, and **14A**.

C. Without Seller's prior written consent, Buyer shall neither make nor cause to be made: **(i)** invasive or destructive Buyer Investigations, except for minimally invasive testing required to prepare a Pest Control Report, which shall not include any holes or drilling through stucco or similar material; or **(ii)** inspections by any governmental building or zoning inspector or government employee, unless required by Law.

D. Seller shall make the Property available for all Buyer Investigations. Seller is not obligated to move any existing personal property. Seller shall have water, gas, electricity and all operable pilot lights on for Buyer's Investigations and through the date possession is delivered to Buyer. Buyer shall, **(i)** by the time specified in **paragraph 3L(3)**, complete Buyer Investigations and satisfy themselves as to the condition of the Property, and either remove the contingency or cancel this Agreement, and **(ii)** by the time specified in **paragraph 3L(3)** or **3 Days** after receipt of any Investigation report, whichever is later, give Seller at no cost, complete Copies of all such reports obtained by Buyer, which obligation shall survive the termination of this Agreement. This Delivery of Investigation reports shall not include any appraisal, except an appraisal received in connection with an FHA or VA loan.

E. **Buyer indemnity and Seller protection for entry upon the Property:** Buyer shall: **(i)** keep the Property free and clear of liens; **(ii)** repair all damage arising from Buyer Investigations; and **(iii)** indemnify and hold Seller harmless from all resulting liability, claims, demands, damages and costs. Buyer shall carry, or Buyer shall require anyone acting on Buyer's behalf to carry, policies of liability, workers' compensation and other applicable insurance, defending and protecting Seller from liability for any injuries to persons or property occurring during any Buyer Investigations or work done on the Property at Buyer's direction prior to Close Of Escrow. Seller is advised that certain protections may be afforded Seller by recording a "Notice of Non-Responsibility" (C.A.R. Form NNR) for Buyer Investigations and work done on the Property at Buyer's direction. Buyer's obligations under this paragraph shall survive the termination of this Agreement.

13. TITLE AND VESTING:

A. Buyer shall, within the time specified in **paragraph 3N(1)**, be provided a current Preliminary Report by the person responsible for paying for the title report in **paragraph 3Q(8)**. If Buyer is responsible for paying, Buyer shall act diligently and in good faith to obtain such Preliminary Report within the time specified. The Preliminary Report is only an offer by the title insurer to issue a policy of title insurance and may not contain every item affecting title. The company providing the Preliminary Report shall, prior to issuing a Preliminary Report, conduct a search of the General Index for all Sellers except banks or other institutional lenders selling properties they acquired through foreclosure (REOs), corporations, and government entities.

B. Title is taken in its present condition subject to all encumbrances, easements, covenants, conditions, restrictions, rights and other matters, whether of record or not, as of the date of Acceptance except for: (i) monetary liens of record unless Buyer is assuming those obligations or taking the Property subject to those obligations; and (ii) those matters which Seller has agreed to remove in writing. For any lien or matter not being transferred upon sale, Seller will take necessary action to deliver title free and clear of such lien or matter.

C. Seller shall within **7 Days** after request, give Escrow Holder necessary information to clear title.

D. Seller shall, within the time specified in **paragraph 3N(1)**, disclose to Buyer all matters known to Seller affecting title, whether of record or not.

E. If Buyer is a legal entity and the Property purchase price is at least $300,000 and the purchase price is made without a bank loan or similar form of external financing, a Geographic Targeting Order (GTO) issued by the Financial Crimes Enforcement Network, U.S. Department of the Treasury, requires title companies to collect and report certain information about the Buyer, depending on where the Property is located. Buyer agrees to cooperate with the title company's effort to comply with the GTO.

F. Buyer shall, after Close Of Escrow, receive a recorded grant deed or any other conveyance document required to convey title (or, for stock cooperative or long-term lease, an assignment of stock certificate or of Seller's leasehold interest), including oil, mineral and water rights if currently owned by Seller. Title shall vest as designated in Buyer's vesting instructions. The recording document shall contain Buyer's post-closing mailing address to enable Buyer's receipt of the recorded conveyance document from the County Recorder. THE MANNER OF TAKING TITLE MAY HAVE SIGNIFICANT LEGAL AND TAX CONSEQUENCES. CONSULT AN APPROPRIATE PROFESSIONAL.

RPA Revised 6/22 (PAGE 9 OF 16)   Buyer's Initials X _YD_ / _____   Seller's Initials X_____ / _____

CALIFORNIA RESIDENTIAL PURCHASE AGREEMENT AND JOINT ESCROW INSTRUCTIONS (RPA PAGE 9 OF 16)

Produced with Lone Wolf Transactions (zipForm Edition) 717 N Harwood St, Suite 2200, Dallas, TX 75201   www.lwolf.com   **2005 Montclair**

Property Address: *2005 Montclair Street, San Diego, CA 92104*   Date: *August 3, 2022*

G. Buyer shall receive a "ALTA/CLTA Homeowner's Policy of Title Insurance" or equivalent policy of title insurance, if applicable to the type of property and buyer. Escrow Holder shall request this policy. If a ALTA/CLTA Homeowner's Policy of Title Insurance is not offered, Buyer shall receive a CLTA Standard Coverage policy unless Buyer has chosen another policy and instructed Escrow Holder in writing of the policy chosen and agreed to pay any increase in cost. Buyer should consult with the Title Company about the availability, and difference in coverage, and cost, if any, between a ALTA/CLTA Homeowner's Policy and a CLTA Standard Coverage policy and other title policies and endorsements. Buyer should receive notice from the Title Company on its Preliminary (Title) Report of the type of coverage offered. If Buyer is not notified on the Preliminary (Title) Report or is not satisfied with the policy offered, and Buyer nonetheless removes the contingency for Review of the Preliminary Report, Buyer will receive the policy as specified in this paragraph.

14. **TIME PERIODS; REMOVAL OF CONTINGENCIES; CANCELLATION RIGHTS: The following time periods may only be extended, altered, modified or changed by mutual written agreement. Any removal of contingencies or cancellation under this paragraph by either Buyer or Seller must be exercised in good faith and in writing (C.A.R. Form CR or CC).**
   A. **SELLER DELIVERY OF DOCUMENTS:** Seller shall, within the time specified in **paragraph 3N(1)**, Deliver to Buyer all reports, disclosures and information ("Reports") for which Seller is responsible as specified in **paragraphs 9B(6), 10, 11A, 11B, 11C, 11D, 11H, 11K, 11L, 11M, 13A**, and **13D**.
   B. **BUYER REVIEW OF DOCUMENTS; REPAIR REQUEST; CONTINGENCY REMOVAL OR CANCELLATION**
      (1) Buyer has the time specified in **paragraph 3** to: **(i)** perform Buyer Investigations; review all disclosures, reports, lease documents to be assumed by Buyer pursuant to **paragraph 9B(6)**, and other applicable information, which Buyer receives from Seller; and approve all matters affecting the Property; and **(ii)** Deliver to Seller Signed Copies of Statutory and Other Disclosures Delivered by Seller in accordance with **paragraph 11**.
      (2) Buyer may, within the time specified in **paragraph 3L(3)**, request that Seller make repairs or take any other action regarding the Property (C.A.R. Form RR). Seller has no obligation to agree to or respond to Buyer's requests (C.A.R. Form RR or RRRR). If Seller does not agree or does not respond, Buyer is not contractually entitled to have the repairs or other requests made and may only cancel based on contingencies in this Agreement.
      (3) Buyer shall, by the end of the times specified in **paragraph 3L** (or as Otherwise Agreed), Deliver to Seller a removal of the applicable contingency or cancellation of this Agreement (C.A.R. Form CR or CC). However, if any report, disclosure, or information for which Seller is responsible, other than those in **paragraph 11A** or **11B**, is not Delivered within the time specified in **paragraph 3N(1)**, then Buyer has **5 Days** after Delivery of any such items, or the times specified in **paragraph 3L**, whichever is later, to Deliver to Seller a removal of the applicable contingency or cancellation of this Agreement. If Delivery of any Report occurs after a contractual contingency pertaining to that Report has already been waived or removed, the Delivery of the Report does not revive the contingency but there may be a right to terminate for a subsequent or amended disclosure under **paragraph 11G**.
      (4) **Continuation of Contingency:** Even after the end of the time specified in **paragraph 3L** and before Seller cancels, if at all, pursuant to **paragraph 14C**, Buyer retains the right, in writing, to either **(i)** remove remaining contingencies, or **(ii)** cancel this Agreement based on a remaining contingency. Once Buyer's written removal of all contingencies is Delivered to Seller, Seller may not cancel this Agreement pursuant to **paragraph 14C(1)**.
   C. **SELLER RIGHT TO CANCEL:**
      (1) **SELLER RIGHT TO CANCEL; BUYER CONTINGENCIES:** If, by the time specified in this Agreement, Buyer does not Deliver to Seller a removal of the applicable contingency or cancellation of this Agreement, then Seller, after first Delivering to Buyer a Notice to Buyer to Perform (C.A.R. Form NBP), may cancel this Agreement. In such event, Seller shall authorize the return of Buyer's deposit, except for fees incurred by Buyer.
      (2) **SELLER RIGHT TO CANCEL; BUYER CONTRACT OBLIGATIONS:** Seller, after first Delivering to Buyer a Notice to Buyer to Perform, may cancel this Agreement if, by the time specified in this Agreement, Buyer does not take the following action(s): **(i)** Deposit funds as required by **paragraph 3D(1)** or **3D(2)** or if the funds deposited pursuant to **paragraph 3D(1)** or **3D(2)** are not good when deposited; **(ii)** Deliver updated contact information for Buyer's lender(s) as required by **paragraph 5C(3)**; **(iii)** Deliver a notice of FHA or VA costs or terms, if any, as specified by **paragraph 5C(4)** (C.A.R. Form RR); **(iv)** Deliver verification, or a satisfactory verification if Seller reasonably disapproves of the verification already provided, as required by **paragraph 5B** or **6A**; **(v)** Deliver a letter as required by **paragraph 6B**; **(vi)** In writing assume or accept leases or liens specified in **paragraph 8G**; **(vii)** Return Statutory and Other Disclosures as required by **paragraph 11F**; **(viii)** Cooperate with the title company's effort to comply with the GTO as required by **paragraph 13E**; **(ix)** Sign or initial a separate liquidated damages form for an increased deposit as required by **paragraphs 5A(2)** and **29**; **(x)** Provide evidence of authority to Sign in a representative capacity as specified in **paragraph 28**; or **(xi)** Perform any additional Buyer contractual obligation(s) included in this Agreement. In such event, Seller shall authorize the return of Buyer's deposit, except for fees incurred by Buyer and other expenses already paid by Escrow Holder pursuant to this Agreement prior to Seller's cancellation.
      (3) **SELLER RIGHT TO CANCEL; SELLER CONTINGENCIES:** Seller may cancel this Agreement by good faith exercise of any Seller contingency included in this Agreement, or Otherwise Agreed, so long as that contingency has not already been removed or waived in writing.
   D. **BUYER RIGHT TO CANCEL:**
      (1) **BUYER RIGHT TO CANCEL; SELLER CONTINGENCIES:** If, by the time specified in this Agreement, Seller does not Deliver to Buyer a removal of the applicable contingency or cancellation of this Agreement, then Buyer, after first Delivering to Seller a Notice to Seller to Perform (C.A.R. Form NSP), may cancel this Agreement. In such event, Seller shall authorize the return of Buyer's deposit, except for fees incurred by Buyer and other expenses already paid by Escrow Holder pursuant to this Agreement prior to Buyer's cancellation.
      (2) **BUYER RIGHT TO CANCEL; SELLER CONTRACT OBLIGATIONS:** If, by the time specified, Seller has not Delivered any item specified in **paragraph 3N(1)** or Seller has not performed any Seller contractual obligation included in this Agreement by the time specified, Buyer, after first Delivering to Seller a Notice to Seller to Perform, may cancel this Agreement.
      (3) **BUYER RIGHT TO CANCEL; BUYER CONTINGENCIES:** Buyer may cancel this Agreement by good faith exercise of any Buyer contingency included in **paragraph 8**, or Otherwise Agreed, so long as that contingency has not already been removed in writing.

RPA Revised 6/22 (PAGE 10 OF 16)   Buyer's Initials X _YD_ / _____   Seller's Initials X _____ / _____

CALIFORNIA RESIDENTIAL PURCHASE AGREEMENT AND JOINT ESCROW INSTRUCTIONS (RPA PAGE 10 OF 16)

E. **NOTICE TO BUYER OR SELLER TO PERFORM:** The Notice to Buyer to Perform or Notice to Seller to Perform shall: **(i)** be in writing; **(ii)** be Signed by the applicable Buyer or Seller; and **(iii)** give the other Party at least **2 Days** after Delivery (or until the time specified in the applicable paragraph, whichever occurs last) to take the applicable action. A Notice to Buyer to Perform or Notice to Seller to Perform may not be Delivered any earlier than **2 Days** prior to the Scheduled Performance Day to remove a contingency or cancel this Agreement or meet an obligation specified in **paragraph 14**, whether or not the Scheduled Performance Day falls on a Saturday, Sunday or legal holiday. If a Notice to Buyer to Perform or Notice to Seller to Perform is incorrectly Delivered or specifies a time less than the agreed time, the notice shall be deemed invalid and void, and Seller or Buyer shall be required to Deliver a new Notice to Buyer to Perform or Notice to Seller to Perform with the specified timeframe.

F. **EFFECT OF REMOVAL OF CONTINGENCIES:**

(1) **REMOVAL OF BUYER CONTINGENCIES:** If Buyer removes any contingency or cancellation rights, unless Otherwise Agreed, Buyer shall conclusively be deemed to have: **(i)** completed all Buyer Investigations, and review of reports and other applicable information and disclosures pertaining to that contingency or cancellation right; **(ii)** elected to proceed with the transaction; and **(iii)** assumed all liability, responsibility and expense for the non-delivery of any reports, disclosures or information outside of Seller's control and for any Repairs or corrections pertaining to that contingency or cancellation right, or for the inability to obtain financing.

(2) **REMOVAL OF SELLER CONTINGENCIES:** If Seller removes any contingency or cancellation rights, unless Otherwise Agreed, Seller shall conclusively be deemed to have: **(i)** satisfied themselves regarding such contingency, **(ii)** elected to proceed with the transaction; and **(iii)** given up any right to cancel this Agreement based on such contingency.

G. **DEMAND TO CLOSE ESCROW:** Before Buyer or Seller may cancel this Agreement for failure of the other Party to close escrow pursuant to this Agreement, Buyer or Seller must first Deliver to the other Party a Demand to Close Escrow (C.A.R. Form DCE). The DCE shall: **(i)** be Signed by the applicable Buyer or Seller; and **(ii)** give the other Party at least **3 Days** after Delivery to close escrow. A DCE may not be Delivered any earlier than **3 Days** prior to the Scheduled Performance Day for the Close Of Escrow. If a DCE is incorrectly Delivered or specifies a time less than the above timeframe, the DCE shall be deemed invalid and void, and Seller or Buyer shall be required to Deliver a new DCE.

H. **EFFECT OF CANCELLATION ON DEPOSITS:** If Buyer or Seller gives written notice of cancellation pursuant to rights duly exercised under the terms of this Agreement, the Parties agree to Sign and Deliver mutual instructions to cancel the sale and escrow and release deposits, if any, to the Party entitled to the funds, less **(i)** fees and costs paid by Escrow Holder on behalf of that Party, if required by this Agreement; and **(ii)** any escrow cancellation fee charged to that party. Fees and costs may be payable to service providers and vendors for services and products provided during escrow. A release of funds will require mutual Signed release instructions from the Parties, judicial decision or arbitration award. **A Party may be subject to a civil penalty of up to $1,000 for refusal to Sign cancellation instructions if no good faith dispute exists as to which Party is entitled to the deposited funds (Civil Code § 1057.3). Note: Neither Agents nor Escrow Holder are qualified to provide any opinion on whether either Party has acted in good faith or which Party is entitled to the deposited funds. Buyer and Seller are advised to seek the advice of a qualified California real estate attorney regarding this matter.**

15. **REPAIRS:** Repairs shall be completed prior to final verification of condition unless Otherwise Agreed. Repairs to be performed at Seller's expense may be performed by Seller or through others, provided that the work complies with applicable Law, including governmental permit, inspection and approval requirements. Repairs shall be performed in a good, skillful manner with materials of quality and appearance comparable to existing materials. Buyer acknowledges that exact restoration of appearance or cosmetic items following all Repairs may not be possible. Seller shall: **(i)** obtain invoices and paid receipts for Repairs performed by others; **(ii)** prepare a written statement indicating the Repairs performed by Seller and the date of such Repairs; and **(iii)** provide Copies of invoices and paid receipts and statements to Buyer prior to final verification of condition.

16. **FINAL VERIFICATION OF CONDITION:** Buyer shall have the right to make a final verification of the Property condition within the time specified in **paragraph 3J**, NOT AS A CONTINGENCY OF THE SALE, but solely to confirm: **(i)** the Property is maintained pursuant to **paragraph 7B**; **(ii)** Repairs have been completed as agreed; and **(iii)** Seller has complied with Seller's other obligations under this Agreement (C.A.R. Form VP).

17. **PRORATIONS OF PROPERTY TAXES AND OTHER ITEMS:** Unless Otherwise Agreed, the following items shall be PAID CURRENT and prorated between Buyer and Seller as of Close Of Escrow: real property taxes and assessments, interest, Seller rental payments, HOA regular assessments due prior to Close Of Escrow, premiums on insurance assumed by Buyer, payments on bonds and assessments assumed by Buyer, and payments on Mello-Roos and other Special Assessment District bonds and assessments that are now a lien. Seller shall pay any HOA special or emergency assessments due prior to Close Of Escrow. The following items shall be assumed by Buyer WITHOUT CREDIT toward the purchase price: prorated payments on Mello-Roos and other Special Assessment District bonds and assessments and HOA special or emergency assessments that are due after Close Of Escrow. Property will be reassessed upon change of ownership. Any supplemental tax bills delivered to Escrow Holder prior to closing shall be prorated and paid as follows: **(i)** for periods after Close Of Escrow, by Buyer; and **(ii)** for periods prior to Close Of Escrow, by Seller (see C.A.R. Form SPT or SBSA for further information). Seller agrees all service fees, maintenance costs and utility bills will be paid current up and through the date of Close Of Escrow. TAX BILLS AND UTILITY BILLS ISSUED AFTER CLOSE OF ESCROW SHALL BE HANDLED DIRECTLY BETWEEN BUYER AND SELLER. Prorations shall be made based on a 30-day month.

18. **BROKERS AND AGENTS:**

A. **COMPENSATION:** Seller or Buyer, or both, as applicable, agree to pay compensation to Broker as specified in a separate written agreement between Broker and that Seller or Buyer. Compensation is payable upon Close Of Escrow, or if escrow does not close, as otherwise specified in the agreement between Broker and that Seller or Buyer.

B. **SCOPE OF DUTY:** Buyer and Seller acknowledge and agree that Agent: **(i)** Does not decide what price Buyer should pay or Seller should accept; **(ii)** Does not guarantee the condition of the Property; **(iii)** Does not guarantee the performance, adequacy or completeness of inspections, services, products or repairs provided or made by Seller or others; **(iv)** Does not have an obligation to conduct an inspection of common areas or areas off the site of the Property; **(v)** Shall not be responsible for identifying defects on the Property, in common areas, or offsite unless such defects are visually observable by an inspection of reasonably accessible areas of the Property or are known to Agent; **(vi)** Shall not be responsible for inspecting public records or permits concerning the title or use of Property; **(vii)** Shall not be responsible for identifying the location of boundary lines or other items affecting title; **(viii)** Shall not be responsible for verifying square footage, representations of others or information contained in Investigation reports, Multiple Listing Service, advertisements, flyers or other promotional material; **(ix)** Shall not be responsible for determining the fair market value of the Property or any personal property included in the sale; **(x)** Shall not be responsible for providing legal or tax advice regarding any aspect of a transaction entered into by Buyer or Seller; and **(xi)** Shall not be responsible for providing other advice or information that exceeds the knowledge, education and experience required to perform real estate licensed activity. Buyer and Seller agree to seek legal, tax, insurance, title and other desired assistance from appropriate professionals.

RPA Revised 6/22 (PAGE 11 OF 16) Buyer's Initials X YD / ________ Seller's Initials X ________ / ________
EQUAL HOUSING OPPORTUNITY
CALIFORNIA RESIDENTIAL PURCHASE AGREEMENT AND JOINT ESCROW INSTRUCTIONS (RPA PAGE 11 OF 16)
Produced with Lone Wolf Transactions (zipForm Edition) 717 N Harwood St, Suite 2200, Dallas, TX 75201 www.lwolf.com 2005 Montclair

Property Address: *2005 Montclair Street, San Diego, CA 92104*   Date: *August 3, 2022*

19. JOINT ESCROW INSTRUCTIONS TO ESCROW HOLDER:

    A. **The following paragraphs, or applicable portions thereof, of this Agreement constitute the joint escrow instructions of Buyer and Seller to Escrow Holder,** which Escrow Holder is to use along with any related counter offers and addenda, and any additional mutual instructions to close the escrow: **paragraphs 1, 3A, 3B, 3D-G, 3N(2), 3Q, 3R, 4A, 4B, 5A(1-2) 5D, 5E, 10B(2)(A), 10B(3), 10C, 11H, 11K(2), 13 (except 13D), 14H, 17, 18A, 19, 23, 25, 27, 28, 32, 33, and paragraph 3 of the Real Estate Brokers Section.** If a Copy of the separate compensation agreement(s) provided for in **paragraph 18A** or **paragraph C of the Real Estate Brokers Section** is deposited with Escrow Holder by Agent, Escrow Holder shall accept such agreement(s) and pay out from Buyer's or Seller's funds, or both, as applicable, the Broker's compensation provided for in such agreement(s). The terms and conditions of this Agreement not set forth in the specified paragraphs are additional matters for the information of Escrow Holder, but about which Escrow Holder need not be concerned.

    B. Buyer and Seller will receive Escrow Holder's general provisions, if any, directly from Escrow Holder. To the extent the general provisions are inconsistent or conflict with this Agreement, the general provisions will control as to the duties and obligations of Escrow Holder only. Buyer and Seller shall Sign and return Escrow Holder's general provisions or supplemental instructions within the time specified in **paragraph 3N(2)**. Buyer and Seller shall execute additional instructions, documents and forms provided by Escrow Holder that are reasonably necessary to close the escrow and, as directed by Escrow Holder, within **3 Days**, shall pay to Escrow Holder or HOA or HOA management company or others any fee required by **paragraphs 3**, **8**, **10**, **11**, or elsewhere in this Agreement.

    C. A Copy of this Agreement including any counter offer(s) and addenda shall be delivered to Escrow Holder within **3 Days** after **Acceptance**. Buyer and Seller authorize Escrow Holder to accept and rely on Copies and Signatures as defined in this Agreement as originals, to open escrow and for other purposes of escrow. The validity of this Agreement as between Buyer and Seller is not affected by whether or when Escrow Holder Signs this Agreement. Escrow Holder shall provide Seller's Statement of Information to Title Company when received from Seller, if a separate company is providing title insurance. If Seller delivers an affidavit to Escrow Holder to satisfy Seller's FIRPTA obligation under **paragraph 11H**, Escrow Holder shall deliver to Buyer, Buyer's Agent, and Seller's Agent a Qualified Substitute statement that complies with federal Law. If Escrow Holder's Qualified Substitute statement does not comply with federal law, the Parties instruct escrow to withhold all applicable required amounts under **paragraph 11H**.

    D. Agents are not a party to the escrow, except for Brokers for the sole purpose of compensation pursuant to **paragraph 18A and paragraph 3 of the Real Estate Brokers Section**. If a Copy of the separate compensation agreement(s) provided for in either of those paragraphs is deposited with Escrow Holder by Agent, Escrow Holder shall accept such agreement(s) and pay out from Buyer's or Seller's funds, or both, as applicable, the Broker's compensation provided for in such agreement(s).Buyer and Seller irrevocably assign to Brokers compensation specified in **paragraph 18A**, and irrevocably instruct Escrow Holder to disburse those funds to Brokers at Close Of Escrow or pursuant to any other mutually executed cancellation agreement. Compensation instructions can be amended or revoked only with the written consent of Brokers. Buyer and Seller shall release and hold harmless Escrow Holder from any liability resulting from Escrow Holder's payment to Broker(s) of compensation pursuant to this Agreement.

    E. Buyer and Seller acknowledge that Escrow Holder may require invoices for expenses under this Agreement. Buyer and Seller, upon request by Escrow Holder, within **3 Days** or within a sufficient time to close escrow, whichever is sooner, shall provide any such invoices to Escrow Holder.

    F. Upon receipt, Escrow Holder shall provide Buyer, Seller, and each Agent verification of Buyer's deposit of funds pursuant to **paragraphs 5A(1) and 5A(2)**. Once Escrow Holder becomes aware of any of the following, Escrow Holder shall immediately notify each Agent: **(i)** if Buyer's initial or any additional deposit or down payment is not made pursuant to this Agreement, or is not good at time of deposit with Escrow Holder; or **(ii)** if Buyer and Seller instruct Escrow Holder to cancel escrow.

    G. A Copy of any amendment that affects any paragraph of this Agreement for which Escrow Holder is responsible shall be delivered to Escrow Holder within **3 Days** after mutual execution of the amendment.

20. SELECTION OF SERVICE PROVIDERS: Agents do not guarantee the performance of any vendors, service or product providers ("Providers"), whether referred by Agent or selected by Buyer, Seller or other person. Buyer and Seller may select ANY Providers of their own choosing.

21. MULTIPLE LISTING SERVICE ("MLS"): Agents are authorized to report to the MLS that an offer has been accepted and, upon Close Of Escrow, the sales price and other terms of this transaction shall be provided to the MLS to be published and disseminated to persons and entities authorized to use the information on terms approved by the MLS. Buyer acknowledges that: **(i)** any pictures, videos, floor plans (collectively, "Images") or other information about the Property that has been or will be inputted into the MLS or internet portals, or both, at the instruction of Seller or in compliance with MLS rules, will not be removed after Close Of Escrow; **(ii)** California Civil Code § 1088(c) requires the MLS to maintain such Images and information for at least three years and as a result they may be displayed or circulated on the Internet, which cannot be controlled or removed by Seller or Agents; and **(iii)** Seller, Seller's Agent, Buyer's Agent, and MLS have no obligation or ability to remove such Images or information from the Internet.

22. ATTORNEY FEES AND COSTS: In any action, proceeding, or arbitration between Buyer and Seller arising out of this Agreement, the prevailing Buyer or Seller shall be entitled to reasonable attorney fees and costs from the non-prevailing Buyer or Seller, except as provided in **paragraph 30A.**

23. ASSIGNMENT: Buyer shall have the right to assign all of Buyer's interest in this Agreement to Buyer's own trust or to any wholly owned entity of Buyer that is in existence at the time of such assignment. Otherwise, Buyer shall not assign all or any part of Buyer's interest in this Agreement without first having obtained the separate written consent of Seller to a specified assignee. Such consent shall not be unreasonably withheld. Prior to any assignment, Buyer shall disclose to Seller the name of the assignee and the amount of any monetary consideration between Buyer and assignee. Buyer shall provide assignee with all documents related to this Agreement including, but not limited to, the Agreement and any disclosures. If assignee is a wholly owned entity or trust of Buyer, that assignee does not need to re-sign or initial all documents provided. Whether or not an assignment requires seller's consent, at the time of assignment, assignee shall deliver a letter from assignee's lender that assignee is prequalified or preapproved as specified in **paragraph 6B**. Should assignee fail to deliver such a letter, Seller, after first giving Assignee an Notice to Buyer to Perform, shall have the right to terminate the assignment. Buyer shall, within the time specified in **paragraph 3K**, Deliver any request to assign this Agreement for Seller's consent. If Buyer fails to provide the required information within this time frame, Seller's withholding of consent shall be deemed reasonable. Any total or partial assignment shall not relieve Buyer of Buyer's obligations pursuant to this Agreement unless Otherwise Agreed by Seller (C.A.R. Form AOAA).

24. EQUAL HOUSING OPPORTUNITY: The Property is sold in compliance with federal, state and local anti-discrimination Laws.

25. DEFINITIONS and INSTRUCTIONS: The following words are defined terms in this Agreement, shall be indicated by initial capital letters throughout this Agreement, and have the following meaning whenever used:

    A. **"Acceptance"** means the time the offer or final counter offer is fully executed, in writing, by the recipient Party and is Delivered to the offering Party or that Party's Authorized Agent.

RPA Revised 6/22 **(PAGE 12 OF 16)**   Buyer's Initials **X** _YD_ / _____   Seller's Initials **X**_____ / _____

CALIFORNIA RESIDENTIAL PURCHASE AGREEMENT AND JOINT ESCROW INSTRUCTIONS (RPA PAGE 12 OF 16)

    B.   **"Agent"** means the Broker, salesperson, broker-associate or any other real estate licensee licensed under the brokerage firm identified in **paragraph 2B**.

    C.   **"Agreement"** means this document and any counter offers and any incorporated addenda or amendments, collectively forming the binding agreement between the Parties. Addenda and amendments are incorporated only when Signed and Delivered by all Parties.

    D.   **"As-Is"** condition: Seller shall disclose known material facts and defects as specified in this Agreement. Buyer has the right to inspect the Property and, within the time specified, request that Seller make repairs or take other corrective action, or exercise any contingency cancellation rights in this Agreement. Seller is only required to make repairs specified in this Agreement or as Otherwise Agreed.

    E.   **"Authorized Agent"** means an individual real estate licensee specified in the Real Estate Broker Section.

    F.   **"C.A.R. Form"** means the most current version of the specific form referenced or another comparable form agreed to by the Parties.

    G.   **"Close Of Escrow"**, including "COE", means the date the grant deed, or other evidence of transfer of title, is recorded for any real property, or the date of Delivery of a document evidencing the transfer of title for any non-real property transaction.

    H.   **"Copy"** means copy by any means including photocopy, facsimile and electronic.

    I.   **Counting Days** is done as follows unless Otherwise Agreed: (1) The first Day after an event is the first full calendar date following the event, and ending at 11:59 pm. For example, if a Notice to Buyer to Perform (C.A.R. form NBP) is Delivered at 3 pm on the 7th calendar day of the month, or Acceptance of a counter offer is personally received at 12 noon on the 7th calendar day of the month, then the 7th is Day "0" for purposes of counting days to respond to the NBP or calculating the Close Of Escrow date or contingency removal dates and the 8th of the month is Day 1 for those same purposes. (2) All calendar days are counted in establishing the first Day after an event. (3) All calendar days are counted in determining the date upon which performance must be completed, ending at 11:59 pm on the last day for performance ("Scheduled Performance Day"). (4) After Acceptance, if the Scheduled Performance Day for any act required by this Agreement, including Close Of Escrow, lands on a Saturday, Sunday, or legal holiday, the performing party shall be allowed to perform on the next day that is not a Saturday, Sunday or legal holiday ("Allowable Performance Day"), and ending at 11:59 pm. (5) For the purposes of COE, any day that the Recorder's office in the County where the Property is located is closed, the COE shall occur on the next day the Recorder's office in that County is open. (6) COE is considered Day 0 for purposes of counting days Seller is allowed to remain in possession, if permitted by this Agreement.

    J.   **"Day"** or **"Days"** means calendar day or days. However, delivery of deposit to escrow is based on business days.

    K.   **"Deliver", "Delivered" or "Delivery"** of documents, unless Otherwise Agreed, means and shall be effective upon personal receipt of the document by Buyer or Seller or their Authorized Agent. Personal receipt means **(i)** a Copy of the document, or as applicable, link to the document, is in the possession of the Party or Authorized Agent, regardless of the Delivery method used (i.e. e-mail, text, other), or **(ii)** an Electronic Copy of the document, or as applicable, link to the document, has been sent to any of the designated electronic delivery addresses specified in the Real Estate Broker Section on page 16. After Acceptance, Agent may change the designated electronic delivery address for that Agent by, in writing, Delivering notice of the change in designated electronic delivery address to the other Party. Links could be, for example, to DropBox or GoogleDrive or other functionally equivalent program. If the recipient of a link is unable or unwilling to open the link or download the documents or otherwise prefers Delivery of the documents directly, Recipient of a link shall notify the sender in writing, within **3 Days** after Delivery of the link (C.A.R. Form RFR). In such case, Delivery shall be effective upon Delivery of the documents and not the link. Failure to notify sender within the time specified above shall be deemed consent to receive, and Buyer opening, the document by link.

    L.   **"Electronic Copy" or "Electronic Signature"** means, as applicable, an electronic copy or signature complying with California Law. Buyer and Seller agree that electronic means will not be used by either Party to modify or alter the content or integrity of this Agreement without the knowledge and consent of the other Party.

    M.   **"Law"** means any law, code, statute, ordinance, regulation, rule or order, which is adopted by a controlling city, county, state or federal legislative, judicial or executive body or agency.

    N.   **"Legally Authorized Signer"** means an individual who has authority to Sign for the principal as specified in **paragraph 32** or **paragraph 33.**

    O.   **"Otherwise Agreed"** means an agreement in writing, signed by both Parties and Delivered to each.

    P.   **"Repairs"** means any repairs (including pest control), alterations, replacements, modifications or retrofitting of the Property provided for under this Agreement.

    Q.   **"Sign" or "Signed"** means either a handwritten or Electronic Signature on an original document, Copy or any counterpart.

26. **TERMS AND CONDITIONS OF OFFER:** This is an offer to purchase the Property on the terms and conditions herein. The individual Liquidated Damages and Arbitration of Disputes paragraphs are incorporated in this Agreement if initialed by all Parties or if incorporated by mutual agreement in a Counter Offer or addendum. **If at least one but not all Parties initial, a Counter Offer is required until agreement is reached.** Seller has the right to continue to offer the Property for sale and to accept any other offer at any time prior to notification of Acceptance and to market the Property for backup offers after Acceptance. The Parties have read and acknowledge receipt of a Copy of the offer and agree to the confirmation of agency relationships. If this offer is accepted and Buyer subsequently defaults, Buyer may be responsible for payment of Brokers' compensation. This Agreement and any supplement, addendum or modification, including any Copy, may be Signed in two or more counterparts, all of which shall constitute one and the same writing. By signing this offer or any document in the transaction, the Party Signing the document is deemed to have read the document in its entirety.

27. **TIME OF ESSENCE; ENTIRE CONTRACT; CHANGES:** Time is of the essence. All understandings between the Parties are incorporated in this Agreement. Its terms are intended by the Parties as a final, complete and exclusive expression of their Agreement with respect to its subject matter and may not be contradicted by evidence of any prior agreement or contemporaneous oral agreement. If any provision of this Agreement is held to be ineffective or invalid, the remaining provisions will nevertheless be given full force and effect. Except as Otherwise Agreed, this Agreement shall be interpreted, and disputes shall be resolved in accordance with the Laws of the State of California. **Neither this Agreement nor any provision in it may be extended, amended, modified, altered or changed, except in writing Signed by Buyer and Seller.**

28. **LEGALLY AUTHORIZED SIGNER:** Wherever the signature or initials of the Legally Authorized Signer identified in **paragraph 32** or **33** appear on this Agreement or any related documents, it shall be deemed to be in a representative capacity for the entity described and not in an individual capacity, unless otherwise indicated. The Legally Authorized Signer **(i)** represents that the entity for which that person is acting already exists and is in good standing to do business in California and **(ii)** shall Deliver to the other Party and Escrow Holder, within the time specified in **paragraph 3N(5)**, evidence of authority to act in that capacity (such as but not limited to: applicable portion of the trust or Certification Of Trust (Probate Code § 18100.5), letters testamentary, court order, power of attorney, corporate resolution, or formation documents of the business entity).

RPA Revised 6/22 (PAGE 13 OF 16)   Buyer's Initials **X** _YD_ / _____   Seller's Initials **X**_____ / _____

CALIFORNIA RESIDENTIAL PURCHASE AGREEMENT AND JOINT ESCROW INSTRUCTIONS (RPA PAGE 13 OF 16)

29. LIQUIDATED DAMAGES (By initialing in the space below, you are agreeing to Liquidated Damages)**:**

If Buyer fails to complete this purchase because of Buyer's default, Seller shall retain, as liquidated damages, the deposit actually paid. If the Property is a dwelling with no more than four units, one of which Buyer intends to occupy, then the amount retained shall be no more than 3% of the purchase price. Any excess shall be returned to Buyer. Release of funds will require mutual, Signed release instructions from both Buyer and Seller, judicial decision or arbitration award. AT THE TIME OF ANY INCREASED DEPOSIT BUYER AND SELLER SHALL SIGN A SEPARATE LIQUIDATED DAMAGES PROVISION INCORPORATING THE INCREASED DEPOSIT AS LIQUIDATED DAMAGES (C.A.R. FORM DID).

Buyer's Initials _YD_ / _____   Seller's Initials _____ / _____

30. MEDIATION:

  A. The Parties agree to mediate any dispute or claim arising between them out of this Agreement, or any resulting transaction, before resorting to arbitration or court action. The mediation shall be conducted through the C.A.R. Real Estate Mediation Center for Consumers **(www.consumermediation.org)** or through any other mediation provider or service mutually agreed to by the Parties. The Parties **also agree to mediate any disputes or claims with Agents(s), who, in writing, agree to such mediation prior to, or within a reasonable time after, the dispute or claim is presented to the Agent.** Mediation fees, if any, shall be divided equally among the Parties involved, and shall be recoverable under the prevailing party attorney fees clause. If, for any dispute or claim to which this paragraph applies, any Party **(i)** commences an action without first attempting to resolve the matter through mediation, or **(ii)** before commencement of an action, refuses to mediate after a request has been made, then that Party shall not be entitled to recover attorney fees, even if they would otherwise be available to that Party in any such action. THIS MEDIATION PROVISION APPLIES WHETHER OR NOT THE ARBITRATION PROVISION IS INITIALED.

  B. ADDITIONAL MEDIATION TERMS: (i) Exclusions from this mediation agreement are specified in paragraph 31B; (ii) The obligation to mediate does not preclude the right of either Party to seek a preservation of rights under paragraph 31C; and (iii) Agent's rights and obligations are further specified in paragraph 31D. These terms apply even if the Arbitration of Disputes paragraph is not initialed.

31. ARBITRATION OF DISPUTES:

  A. The Parties agree that any dispute or claim in Law or equity arising between them out of this Agreement or any resulting transaction, which is not settled through mediation, shall be decided by neutral, binding arbitration. The Parties also agree to arbitrate any disputes or claims with Agents(s), who, in writing, agree to such arbitration prior to, or within a reasonable time after, the dispute or claim is presented to the Agent. The arbitration shall be conducted through any arbitration provider or service mutually agreed to by the Parties, OR ☐ _____ _____. **The arbitrator shall be a retired judge or justice, or an attorney with at least 5 years of residential real estate Law experience, unless the Parties mutually agree to a different arbitrator. Enforcement of, and any motion to compel arbitration pursuant to, this agreement to arbitrate shall be governed by the procedural rules of the Federal Arbitration Act, and not the California Arbitration Act, notwithstanding any language seemingly to the contrary in this Agreement. The Parties shall have the right to discovery in accordance with Code of Civil Procedure § 1283.05. The arbitration shall be conducted in accordance with Title 9 of Part 3 of the Code of Civil Procedure. Judgment upon the award of the arbitrator(s) may be entered into any court having jurisdiction.**

  B. EXCLUSIONS: The following matters are excluded from mediation and arbitration: (i) Any matter that is within the jurisdiction of a probate, small claims or bankruptcy court; (ii) an unlawful detainer action; and (iii) a judicial or non-judicial foreclosure or other action or proceeding to enforce a deed of trust, mortgage or installment land sale contract as defined in Civil Code § 2985.

  C. PRESERVATION OF ACTIONS: The following shall not constitute a waiver nor violation of the mediation and arbitration provisions: (i) the filing of a court action to preserve a statute of limitations; (ii) the filing of a court action to enable the recording of a notice of pending action, for order of attachment, receivership, injunction, or other provisional remedies; or (iii) the filing of a mechanic's lien.

  D. AGENTS: Agents shall not be obligated nor compelled to mediate or arbitrate unless they agree to do so in writing. Any Agents(s) participating in mediation or arbitration shall not be deemed a party to this Agreement.

  E. "NOTICE: BY INITIALING IN THE SPACE BELOW YOU ARE AGREEING TO HAVE ANY DISPUTE ARISING OUT OF THE MATTERS INCLUDED IN THE 'ARBITRATION OF DISPUTES' PROVISION DECIDED BY NEUTRAL ARBITRATION AS PROVIDED BY CALIFORNIA LAW AND YOU ARE GIVING UP ANY RIGHTS YOU MIGHT POSSESS TO HAVE THE DISPUTE LITIGATED IN A COURT OR JURY TRIAL. BY INITIALING IN THE SPACE BELOW YOU ARE GIVING UP YOUR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL, UNLESS THOSE RIGHTS ARE SPECIFICALLY INCLUDED IN THE 'ARBITRATION OF DISPUTES' PROVISION. IF YOU REFUSE TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION, YOU MAY BE COMPELLED TO ARBITRATE UNDER THE AUTHORITY OF THE CALIFORNIA CODE OF CIVIL PROCEDURE. YOUR AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY."

    "WE HAVE READ AND UNDERSTAND THE FOREGOING AND AGREE TO SUBMIT DISPUTES ARISING OUT OF THE MATTERS INCLUDED IN THE 'ARBITRATION OF DISPUTES' PROVISION TO NEUTRAL ARBITRATION."

Buyer's Initials _____ / _____   Seller's Initials _____ / _____

Produced with Lone Wolf Transactions (zipForm Edition) 717 N Harwood St, Suite 2200, Dallas, TX 75201   www.lwolf.com   **2005 Montclair**

Property Address: *2005 Montclair Street, San Diego, CA 92104*   Date: *August 3, 2022*

32. BUYER'S OFFER

A. EXPIRATION OF OFFER: This offer shall be deemed revoked and the deposit, if any, shall be returned to Buyer unless by the date and time specified in **paragraph 3C**, the offer is Signed by Seller and a Copy of the Signed offer is Delivered to Buyer or Buyer's Authorized Agent. **Seller has no obligation to respond to an offer made.**

B. [X] ENTITY BUYERS: (Note: If this paragraph is completed, a Representative Capacity Signature Disclosure (C.A.R. Form RCSD) is not required for the Legally Authorized Signers designated below.)

(1) One or more Buyers is a trust, corporation, LLC, probate estate, partnership, holding a power of attorney or other entity.

(2) This Agreement is being Signed by a Legally Authorized Signer in a representative capacity and not in an individual capacity. See **paragraph 28** for additional terms.

(3) The name(s) of the Legally Authorized Signer(s) is/are: _____*Yevgeniy Davidzon*_____, _____ .

(4) If a trust, identify Buyer as trustee(s) of the trust or by simplified trust name (ex. John Doe, co-trustee, Jane Doe, co-trustee or Doe Revocable Family Trust). If the entity is a trust or under probate, the following is the full name of the trust or probate case, including case #: _____

_____ .

C. The RPA has 16 pages. Buyer acknowledges receipt of, and has read and understands, every page and all attachments that make up the Agreement.

D. BUYER SIGNATURE(S):

(Signature) By, *Yevgeniy Davidzon as Manager*   Date: 8/3/2022

Printed name of BUYER: *HCO 1, LLC*

[X] Printed Name of Legally Authorized Signer: _____*Yevgeniy Davidzon*_____ Title, if applicable, *Manager*

(Signature) By, _____ Date: _____

Printed name of BUYER: _____

[ ] Printed name of Legally Authorized Signer: _____ Title, if applicable, _____

[ ] IF MORE THAN TWO SIGNERS, USE Additional Signature Addendum (C.A.R. Form ASA).

33. ACCEPTANCE

A. ACCEPTANCE OF OFFER: Seller warrants that Seller is the owner of the Property or has the authority to execute this Agreement. Seller accepts the above offer and agrees to sell the Property on the above terms and conditions. Seller has read and acknowledges receipt of a Copy of this Agreement and authorizes Agent to Deliver a Signed Copy to Buyer.

Seller's acceptance is subject to the attached Counter Offer or Back-Up Offer Addendum, or both, checked below. Seller shall return and include the entire agreement with any response.

[ ] **Seller Counter Offer** (C.A.R. Form SCO or SMCO)

[ ] **Back-Up Offer Addendum** (C.A.R. Form BUO)

B. [X] Entity Sellers: (Note: If this paragraph is completed, a Representative Capacity Signature Disclosure form (C.A.R. Form RCSD) is not required for the Legally Authorized Signers designated below.)

(1) One or more Sellers is a trust, corporation, LLC, probate estate, partnership, holding a power of attorney or other entity.

(2) This Agreement is being Signed by a Legally Authorized Signer in a representative capacity and not in an individual capacity. See **paragraph 28** for additional terms.

(3) The name(s) of the Legally Authorized Signer(s) is/are: _____*Marcel Bonee*_____, _____ .

(4) If a trust, identify Seller as trustee(s) of the trust or by simplified trust name (ex. John Doe, co-trustee, Jane Doe, co-trustee or Doe Revocable Family Trust). If the entity is a trust or under probate, the following is the full name of the trust or probate case, including case #: _____

_____ .

C. The RPA has 16 pages. Seller acknowledges receipt of, and has read and understands, every page and all attachments that make up the Agreement.

D. SELLER SIGNATURE(S):

(Signature) By, _____ Date: _____

Printed name of SELLER: *Dwell West Homes LLC*

[X] Printed Name of Legally Authorized Signer: _____*Marcel Bonee*_____ Title, if applicable, _____

(Signature) By, _____ Date: _____

Printed name of SELLER: _____

[ ] Printed Name of Legally Authorized Signer: _____ Title, if applicable, _____

[ ] IF MORE THAN TWO SIGNERS, USE Additional Signature Addendum (C.A.R. Form ASA).

OFFER NOT ACCEPTED: _____/_____ No Counter Offer is being made. This offer was not accepted by Seller _____ (date)

Seller's Initials

RPA Revised 6/22 (PAGE 15 OF 16)   Buyer's Initials **X** _____/_____   Seller's Initials **X**_____/_____



CALIFORNIA RESIDENTIAL PURCHASE AGREEMENT AND JOINT ESCROW INSTRUCTIONS (RPA PAGE 15 OF 16)

Property Address: *2005 Montclair Street, San Diego, CA 92104* Date: *August 3, 2022*

REAL ESTATE BROKERS SECTION:

1. **Real Estate Agents are not parties to the Agreement between Buyer and Seller.**
2. **Agency relationships are confirmed as stated in paragraph 2.**
3. **Cooperating Broker Compensation:** Seller's Broker agrees to pay Buyer's Broker and Buyer's Broker agrees to accept, out of Seller's Broker's proceeds in escrow, the amount specified in the MLS, provided Buyer's Broker is a Participant of the MLS in which the Property is offered for sale or a reciprocal MLS. If Seller's Broker and Buyer's Broker are not both Participants of the MLS, or a reciprocal MLS, in which the Property is offered for sale, then compensation must be specified in a separate written agreement (C.A.R. Form CBC). Declaration of License and Tax (C.A.R. Form DLT) may be used to document that tax reporting will be required or that an exemption exists.
4. **Presentation of Offer:** Pursuant to the National Association of REALTORS® Standard of Practice 1-7, if Buyer's Agent makes a written request, Seller's Agent shall confirm in writing that this offer has been presented to Seller.
5. **Agents' Signatures and designated electronic delivery address:**

A. Buyer's Brokerage Firm *Keller Williams La Jolla* Lic. # *01932411*

DocuSigned by:
By PATRICK MERCER *Patrick Mercer* Lic. # *01964971* Date 8/3/2022
93461AC4A3F24AF...

By ________ Lic. # ________ Date ________

☐ More than one agent from the same firm represents Buyer. Additional Agent Acknowledgement (C.A.R. Form AAA) attached.
☐ More than one brokerage firm represents Buyer. Additional Broker Acknowledgement (C.A.R. Form ABA) attached.

Designated Electronic Delivery Address(es):

Email ________ Text # ________

Alternate: ________
☐ if checked, Delivery shall be made to the alternate designated electronic delivery address only.

Address *7817 Ivanhoe Ave #101* City *La Jolla* State *CA* Zip *92037*

B. Seller's Brokerage Firm *Keller Williams La Jolla* Lic. # *01932411*

By ________ *Patrick Mercer* Lic. # *01964971* Date ________

By ________ Lic. # ________ Date ________

☐ More than one agent from the same firm represents Seller. Additional Agent Acknowledgement (C.A.R. Form AAA) attached.
☐ More than one brokerage firm represents Seller. Additional Broker Acknowledgement (C.A.R. Form ABA) attached.

Designated Electronic Delivery Address(es) (To be filled out by Seller's Agent)**:**

Email ________ Text # ________

Alternate: ________
☐ if checked, Delivery shall be made to the alternate designated electronic delivery address only.

Address *7817 Ivanhoe Ave #101* City *La Jolla* State *CA* Zip *92037*

ESCROW HOLDER ACKNOWLEDGMENT:

Escrow Holder acknowledges receipt of a Copy of this Agreement, (if checked, ☐ a deposit in the amount of $ ________), Counter Offer numbers ________ and ________, and agrees to act as Escrow Holder subject to **paragraph 19** of this Agreement, any supplemental escrow instructions and the terms of Escrow Holder's general provisions.

Escrow Holder is advised by ________ that the date of Acceptance of the Agreement is ________

Escrow Holder *Cal Coast La Jolla- Kim Lyle* Escrow # ________

By ________ Date ________

Address ________

Phone/Fax/E-mail ________

Escrow Holder has the following license number # ________

☐ Department of Financial Protection and Innovation, ☐ Department of Insurance, ☐ Department of Real Estate.

PRESENTATION OF OFFER: ________/________ Seller's Brokerage Firm presented this offer to Seller on ________ (date).
Agent or Seller Initials

Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the CALIFORNIA ASSOCIATION OF REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020

RPA Revised 6/22 (PAGE 16 OF 16) Buyer's Initials X DS YD / ________ Seller's Initials X ________ / ________



EQUAL HOUSING OPPORTUNITY

CALIFORNIA RESIDENTIAL PURCHASE AGREEMENT AND JOINT ESCROW INSTRUCTIONS (RPA PAGE 16 OF 16)



BUYER'S INVESTIGATION ADVISORY
(C.A.R. Form BIA, Revised 12/21)

Property Address *2005 Montclair Street, San Diego, CA 92104*

1. **IMPORTANCE OF PROPERTY INVESTIGATION:** The physical condition of the land and improvements being purchased is not guaranteed by either Seller or Brokers. You have an affirmative duty to exercise reasonable care to protect yourself, including discovery of the legal, practical and technical implications of disclosed facts, and the investigation and verification of information and facts that you know or that are within your diligent attention and observation. A general physical inspection typically does not cover all aspects of the Property nor items affecting the Property that are not physically located on the Property. If the professionals recommend further investigations, including a recommendation by a pest control operator to inspect inaccessible areas of the Property, you should contact qualified experts to conduct such additional investigations.

2. **BROKER OBLIGATIONS:** Brokers do not have expertise in all areas and therefore cannot advise you on many items, such as those listed below. If Broker gives you referrals to professionals, Broker does not guarantee their performance.

3. **YOU ARE STRONGLY ADVISED TO INVESTIGATE THE CONDITION AND SUITABILITY OF ALL ASPECTS OF THE PROPERTY, INCLUDING BUT NOT LIMITED TO THE FOLLOWING. IF YOU DO NOT DO SO, YOU ARE ACTING AGAINST THE ADVICE OF BROKERS.**
   A. **GENERAL CONDITION OF THE PROPERTY, ITS SYSTEMS AND COMPONENTS:** Foundation, roof (condition, age, leaks, useful life), plumbing, heating, air conditioning, electrical, mechanical, security, pool/spa (cracks, leaks, operation), other structural and non-structural systems and components, fixtures, built-in appliances, any personal property included in the sale, and energy efficiency of the Property.
   B. **SQUARE FOOTAGE, AGE, BOUNDARIES:** Square footage, room dimensions, lot size, age of improvements and boundaries. Any numerical statements regarding these items are APPROXIMATIONS ONLY and have not been verified by Seller and cannot be verified by Brokers. Fences, hedges, walls, retaining walls and other barriers or markers do not necessarily identify true Property boundaries.
   C. **WOOD DESTROYING PESTS:** Presence of, or conditions likely to lead to the presence of wood destroying pests and organisms.
   D. **SOIL STABILITY:** Existence of fill or compacted soil, expansive or contracting soil, susceptibility to slippage, settling or movement, and the adequacy of drainage.
   E. **WATER AND UTILITIES; WELL SYSTEMS AND COMPONENTS; WASTE DISPOSAL:** Water and utility availability, use restrictions and costs. Water quality, adequacy, condition, and performance of well systems and components. The type, size, adequacy, capacity and condition of sewer and septic systems and components, connection to sewer, and applicable fees.
   F. **ENVIRONMENTAL HAZARDS:** Potential environmental hazards, including, but not limited to, asbestos, lead-based paint and other lead contamination, radon, methane, other gases, fuel oil or chemical storage tanks, contaminated soil or water, hazardous waste, waste disposal sites, electromagnetic fields, nuclear sources, and other substances, materials, products, or conditions (including mold (airborne, toxic or otherwise), fungus or similar contaminants).
   G. **EARTHQUAKES AND FLOODING:** Susceptibility of the Property to earthquake/seismic hazards and propensity of the Property to flood.
   H. **FIRE, HAZARD, AND OTHER INSURANCE:** The availability and cost of necessary or desired insurance may vary. The location of the Property in a seismic, flood or fire hazard zone, and other conditions, such as the age of the Property and the claims history of the Property and Buyer, may affect the availability and need for certain types of insurance. Buyer should explore insurance options early as this information may affect other decisions, including the removal of loan and inspection contingencies.
   I. **BUILDING PERMITS, ZONING, GOVERNMENTAL REQUIREMENTS, AND ADDRESS:** Permits, inspections, certificates, zoning, other governmental limitations, restrictions, and requirements affecting the current or future use of the Property, its development or size. Postal/mailing address and zip code may not accurately reflect the city which has jurisdiction over the property.
   J. **RENTAL PROPERTY RESTRICTIONS:** The State, some counties, and some cities impose restrictions that limit the amount of rent that can be charged, the maximum number of occupants, and the right of a landlord to terminate a tenancy. Deadbolt or other locks and security systems for doors and windows, including window bars, should be examined to determine whether they satisfy legal requirements.
   K. **SECURITY AND SAFETY:** State and local Law may require the installation of barriers, access alarms, self-latching mechanisms and/or other measures to decrease the risk to children and other persons of existing swimming pools and hot tubs, as well as various fire safety and other measures concerning other features of the Property.

BIA REVISED 12/21 (PAGE 1 OF 2)

BUYER'S INVESTIGATION ADVISORY (BIA PAGE 1 OF 2)

L. NEIGHBORHOOD, AREA, SUBDIVISION CONDITIONS; PERSONAL FACTORS: Neighborhood or area conditions, including schools, law enforcement, crime statistics, registered felons or offenders, fire protection, other government services, availability, adequacy and cost of internet connections or other technology services and installations, commercial, industrial or agricultural activities, existing and proposed transportation, construction and development that may affect noise, view, or traffic, airport noise, noise or odor from any source, wild and domestic animals, other nuisances, hazards, or circumstances, protected species, wetland properties, botanical diseases, historic or other governmentally protected sites or improvements, cemeteries, facilities and condition of common areas of common interest subdivisions, and possible lack of compliance with any governing documents or Homeowners' Association requirements, conditions and influences of significance to certain cultures and/or religions, and personal needs, requirements and preferences of Buyer.

By signing below, Buyers acknowledge that they have read, understand, accept and have received a Copy of this Advisory. Buyers are encouraged to read it carefully.

Buyer X _Yevgeniy Davidzon as Manager_   _HCO 1, LLC_ Date 8/3/2022
DocuSigned by: 6E4067EA05E64F5...

Buyer _____ Date _____

Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the CALIFORNIA ASSOCIATION OF REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020

EQUAL HOUSING OPPORTUNITY

BIA REVISED 12/21 (PAGE 2 OF 2)

BUYER'S INVESTIGATION ADVISORY (BIA PAGE 2 OF 2)



CALIFORNIA ASSOCIATION OF REALTORS®

FAIR APPRAISAL ACT ADDENDUM

(C.A.R. Form FAAA, 6/22)

The following terms and conditions are hereby incorporated in and made a part of the Purchase Agreement, OR ☐ Other ________ ("Agreement"), dated *08/03/2022*, on property known as *2005 Montclair Street, San Diego, CA 92104* ("Property"), in which *Dwell West Homes LLC* is referred to as ("Seller") and *HCO 1, LLC* is referred to as ("Buyer").

Any appraisal of the property is required to be unbiased, objective, and not influenced by improper or illegal considerations, including, but not limited to, any of the following: race, color, religion (including religious dress, grooming practices, or both), gender (including, but not limited to, pregnancy, childbirth, breastfeeding, and related conditions, and gender identity and gender expression), sexual orientation, marital status, medical condition, military or veteran status, national origin (including language use and possession of a driver's license issued to persons unable to provide their presence in the United States is authorized under federal law), source of income, ancestry, disability (mental and physical, including, but not limited to, HIV/AIDS status, cancer diagnosis, and genetic characteristics), genetic information, or age.

If a buyer or seller believes that the appraisal has been influenced by any of the above factors, the seller or buyer can report this information to the lender or mortgage broker that retained the appraiser and may also file a complaint with the Bureau of Real Estate Appraisers at https://www2.brea.ca.gov/complaint/ or call (916) 552-9000 for further information on how to file a complaint.

By signing below, Buyer and Seller has each read, understands and acknowledges receipt of a copy of this Fair Appraisal Act Addendum.

DocuSigned by:

Buyer X Yevgeniy Davidzon as Manager Date 8/3/2022

HCO 1, LLC

6E4067EA05E64F5...

Buyer ________ Date ________

Seller X ________ Date ________

Dwell West Homes LLC

Seller ________ Date ________

Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the CALIFORNIA ASSOCIATION OF REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020



FAAA 6/22 (PAGE 1 OF 1)

EQUAL HOUSING OPPORTUNITY

FAIR APPRAISAL ACT ADDENDUM (FAAA PAGE 1 OF 1)



CALIFORNIA ASSOCIATION OF REALTORS®

CALIFORNIA CONSUMER PRIVACY ACT ADVISORY, DISCLOSURE AND NOTICE

(C.A.R. Form CCPA, Revised 12/21)

The California Consumer Privacy Act (commencing with Civil Code § 1798.100) ("CCPA") grants to California residents certain rights in their private, personal information ("PI") that is collected by companies with whom they do business. Under the CCPA, PI is defined broadly to encompass non-public records information that could reasonably be linked directly or indirectly to you. PI could potentially include photographs of, or sales information about, your property.

During the process of buying and selling real estate your PI will be collected and likely shared with others, including real estate licensees, a Multiple Listing Service, real estate internet websites, service providers, lenders, and title and escrow companies, to name several possibilities. Businesses that are covered by the CCPA are required to grant you various rights in your PI, including the right to know what PI is collected, "opt out" or stop the transfer of your PI to others, and the right to request that the business delete your PI entirely. You may get one or more notices regarding your CCPA rights from businesses you interact with in a real estate transaction. However, not all businesses that receive or share your PI are obligated to comply with the CCPA. Also, even businesses that are otherwise covered under the CCPA may have a legal obligation to maintain PI, notwithstanding your instruction to the contrary. For instance, regardless of whether they are covered by CCPA, under California law, brokers and Multiple Listing Services are required to maintain their records for 3 years. If you wish to exercise your rights under CCPA, where applicable, you should contact the respective business directly.

You can obtain more information about the CCPA and your rights under the law from the State of California Department of Justice (oag.ca.gov/privacy/ccpa).

I/we acknowledge receipt of a copy of this California Consumer Privacy Act Advisory, Disclosure and Notice.

Buyer/Seller/Landlord/Tenant DocuSigned by: Yevgeniy Davidzon as Manager HCO 1 LLC 6E4067EA65E64F5... Date 8/3/2022

Buyer/Seller/Landlord/Tenant ______________________ Date ____________

Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the CALIFORNIA ASSOCIATION OF REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020



EQUAL HOUSING OPPORTUNITY

CCPA REVISED 12/21 (PAGE 1 OF 1)

CALIFORNIA CONSUMER PRIVACY ACT ADVISORY (CCPA PAGE 1 OF 1)